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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 17)

JOS. A. BANK CLOTHIERS, INC.
(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

480838101
(CUSIP Number of Class of Securities)

Charles D. Frazer
Senior Vice President—General Counsel
500 Hanover Pike
Hampstead, Maryland 21074
(410) 239-5730
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq.	Jim J. Shoemake, Esq.
Jeremy D. London, Esq.	Guilfoil Petzall & Shoemake, L.L.C.
Skadden, Arps, Slate, Meagher & Flom LLP	100 South Fourth Street, Suite 500
4 Times Square	St. Louis, Missouri 63102
New York, New York 10036	(314) 241-6890
(212) 735-3000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 17 to Schedule 14D-9 amends and restates in its entirety the Schedule 14D-9, filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on January 17, 2014 (as amended through March 19, 2013, the "Prior Statement"), relating to the tender offer commenced by Java Corp., a Delaware corporation ("Offeror") and a wholly owned subsidiary of The Men's Wearhouse, Inc., a Texas corporation, ("MW") to acquire all outstanding shares of common stock of the Company, par value $0.01 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014, (the "Initial Offer"), as amended and supplemented, and in the related Letter of Transmittal.

        On March 11, 2014, the Company, MW and Offeror entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Offeror agreed to (a) increase the offer price to $65.00 per Share (the "Merger Consideration"), net to the selling stockholders in cash, less any required withholding taxes and without interest and (b) change certain other terms and conditions of the Initial Offer, as amended prior to March 11, 2014 (clauses (a) and (b) together, the "Second Amended Offer"). See Item 3—"Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Offeror and MW—Merger Agreement" for further information regarding the Merger Agreement.

        The Prior Statement is hereby amended and restated in its entirety as follows:

Item 1.    Subject Company Information

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Statement") relates is Jos. A. Bank Clothiers, Inc., a Delaware corporation ("Jos. A. Bank" or the "Company"). The Company's principal executive offices are located at 500 Hanover Pike, Hampstead, Maryland 21074. The Company's telephone number at this address is (410) 239-2700.

Securities

        The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $0.01 per share (such securities, together with the associated preferred share purchase rights, the "Shares"). At the close of business on March 5, 2014, (i) 27,988,392 shares of the Company's common stock were issued and outstanding, (ii) no shares of the Company's common stock were held by the Company in its treasury, (iii) no shares of the Company's preferred stock were outstanding, (iv) 103,590 shares of Company common stock were reserved for issuance pursuant to outstanding equity awards under the Company's 2010 Equity Incentive Plan and (v) 48,220 shares of Company common stock were reserved for issuance pursuant to the Company's 2010 Deferred Compensation Plan.

Item 2.    Identity and Background of Filing Person

Name and Address

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in "Item 1. Subject Company Information" above. The Company's website address is www.josbank.com. The information on the Company's website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

        This Statement relates to the tender offer by Java Corp., a Delaware corporation ("Offeror") and a wholly owned subsidiary of The Men's Wearhouse, Inc. a Texas corporation, ("MW") to acquire all outstanding shares of common stock of the Company, par value $0.01 per share, disclosed in a Tender Offer Statement on Schedule TO dated March 20, 2014 (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the outstanding Shares at a price of $65.00 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the "Offer Price").

        The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase, dated March 20, 2014 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Second Amended Offer") filed by Offeror and MW with the SEC on March 20, 2014.

        The Second Amended Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 11, 2014, by and among the Company, MW and Offeror (together with any amendments or supplements thereto, the "Merger Agreement"). The Second Amended Offer, if consummated, will be followed by a merger (the "Merger") of Offeror with and into the Company, with the Company as the surviving corporation and a wholly owned subsidiary of MW (the "Surviving Corporation"), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the "DGCL") without any additional stockholder approvals. In the Merger, any Shares not tendered into the Second Amended Offer, other than Shares held by the Company, MW, Offeror or stockholders who have validly exercised and perfected (and not lost or withdrawn) their appraisal rights under the DGCL, will be cancelled and automatically converted into the right to receive the same per share consideration paid to stockholders in the Second Amended Offer. Because the Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory pre-requisites, if the acquiror holds at least the percentage of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to approve a merger with the acquired corporation under the DGCL and the certificate of incorporation of the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the acquired corporation. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by MW or Offeror, which will be cancelled and will cease to exist, and (ii) Shares owned by Company's stockholders who perfect their appraisal rights under the DGCL) will be converted into cash equal in form and amount to the Offer Price paid in the Second Amended Offer (such aggregate consideration is referred to herein as the "Merger Consideration").

        A copy of the Merger Agreement is filed as Exhibit (e)(71) to this Statement and is incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Second Amended Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

        According to the Schedule TO, the principal business addresses of Offeror are 6380 Rogerdale Road, Houston, Texas 77072-1624 (telephone number (281) 776-7000) and 6100 Stevenson Blvd., Fremont, California 94538 (telephone number (510) 657-9821).

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

  Arrangements with Offeror and MW—Merger Agreement

Merger Agreement

        The summary description of the Merger Agreement set forth in Sections 12 and 13 of the Second Amended Offer and the description of the conditions of the Second Amended Offer contained in Section 15 of the Second Amended Offer are incorporated by reference herein. The summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(71) hereto and is incorporated herein by reference. The summary description has been included in the Second Amended Offer to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Offeror, MW or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the Company's stockholders or MW's shareholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of the Company, Offeror, MW or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Company and MW publicly file with the SEC. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

        The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business and operations in the ordinary course and consistent with past practices until the Effective Time. Subject to certain limited exceptions in the Merger Agreement, the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to the exercise of the fiduciary duties of the board of directors (the "Board") of the Company. The Merger Agreement also contains certain termination provisions for the Company and MW and provides that, in connection with the termination of the Merger Agreement in connection with a superior proposal under certain specified circumstances, the Company may be required to pay MW a termination fee of $60 million. Alternatively, if the Merger Agreement is terminated (i) in connection with a final and nonappealable judgment obtained or issued by a governmental entity with respect to Section 7 of the Clayton Antitrust Act of 1914 or any other applicable antitrust law, (ii) as a result of the failure to consummate the Second Amended Offer by September 30, 2014 and as of such date any waiting period (and any extension thereof) applicable to the Second Amended Offer shall not have expired or been terminated or (iii) due to MW's or Offeror's material breach of the covenant relating to obtaining antitrust and any other regulatory approvals, MW may be required to pay the Company a termination fee of $75 million.

Confidentiality Agreement

        On March 1, 2014, the Company and MW entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which, and subject to certain exceptions, each party and its subsidiaries agreed to keep confidential and not to disclose non-public information of the other party delivered or made available to such party, in connection with the consideration by the parties of a potential business relationship between them, except in accordance with the terms of the Confidentiality Agreement.

  Arrangements with Current Executive Officers and Directors of the Company

        Except as described in this Statement or in the excerpts from the Company's Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on May 17, 2013 (the "2013 Proxy Statement"), relating to the Company's 2013 annual meeting of stockholders, which excerpts are set forth as Exhibit (e)(1) hereto and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and either (i) the Company or any of its executive officers, directors, or affiliates, or (ii) MW, Offeror or any of their respective executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2013 Proxy Statement: "Information Regarding our Board of Directors—Non-Employee Director Compensation," "Executive Compensation and Related Information—Compensation Discussion and Analysis," "Executive Compensation and Related Information—Compensation Tables," "Other Matters—Transactions with Related Persons," and "Other Matters—Security Ownership of Certain Beneficial Owners and Management."

        Any information contained in the pages from the 2013 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Shares Held by Non-Employee Directors and Executive Officers of the Company

        As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 370,743 Shares as of March 5, 2014. If the Company's non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Second Amended Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 370,743 Shares owned by them for purchase pursuant to the Second Amended Offer and those Shares were purchased by Offeror for $65.00 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $24,098,295.00 in cash. To the knowledge of the Company, all of the Company's non-employee directors and executive officers currently intend to tender all of their Shares pursuant to the Second Amended Offer. If the non-employee directors and executive officers continue to hold such Shares at the time of the Merger, they would receive the same Merger Consideration as the other stockholders of the Company who hold Shares at the time of the Merger (other than MW, Offeror and stockholders who exercise and perfect their appraisal rights under the DGCL).

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

        Set forth below is a discussion of the treatment in connection with the Second Amended Offer of equity incentive compensation awards held by the Company's non-employee directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Second Amended Offer, the discussion below reflects the provisions of the Merger Agreement, which provide generally that the non-employee directors and executive officers will receive in connection with the Merger, with respect to the shares subject to such awards, the same $65.00 per Share consideration being offered to all other stockholders of the Company in connection with the Second Amended Offer. The Second Amended Offer, if consummated according to its terms, is expected to constitute a change in control of the Company as defined in the plans under which the awards were granted.

Treatment of Restricted Stock Units

        The Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan provides for awards to non-employee directors. Unless the Company's Compensation Committee determines otherwise, on June 1 of each year, each person then serving as a non-employee director receives an annual award of 2,250 restricted stock units. Unless the Company's Compensation Committee determines otherwise, each person who first becomes a non-employee director after June 17, 2010 receives an inaugural award of 1,500 restricted stock units upon election to the Board. These restricted stock units vest approximately (but not less than) twelve months following the date of grant.

        The following table summarizes, with respect to each non-employee director, the cash value, based on the Merger Consideration of $65.00 per Share, in respect of the unvested restricted stock units as of March 5, 2014 which will be received by the non-employee directors in connection with the Merger, pursuant to the terms of the Merger Agreement which provides that all such units will be cancelled in exchange for a payment equal to the Merger Consideration at the time of the Merger.

Directors	Number of Unvested Restricted Stock Units (#)	Value of Unvested Restricted Stock Units($)
Byron Bergren	1,500	$97,500
James H. Ferstl	2,250	146,250
Andrew A. Giordano	2,250	146,250
William E. Herron	2,250	146,250
Sidney H. Ritman	2,250	146,250
Robert N. Wildrick	2,250	146,250

Treatment of Performance Restricted Stock Units

        The Company has granted performance restricted stock units to its executive officers under the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan. Under the Merger Agreement, such awards will be subject to accelerated vesting; the extent of such vesting depends on the timing of the change in control in relation to the award's vesting schedule.

        The following table summarizes, with respect to each executive officer of the Company, the cash value, based on the Merger Consideration of $65.00 per Share, in respect of unvested performance restricted stock units subject to performance periods (other than the 2013 performance period) that were complete as of March 5, 2014.

Unvested Performance RSUs Subject to Complete Performance Periods

Executive Officers	Number of Performance Restricted Stock Units (#)	Value of Performance Restricted Stock Units($)
R. Neal Black	12,049	$783,185
Robert B. Hensley	3,078	200,070
Gary M. Merry	3,078	200,070
James W. Thorne	3,078	200,070
David E. Ullman	3,078	200,070

        With respect to the 2013 performance period, the participant will receive the Merger Consideration in connection with the Merger with respect to the number of shares earned based on actual achievement of performance goals. The following table summarizes, with respect to each executive officer of the Company, the cash value, based on the Merger Consideration of $65.00 per Share, in respect of unvested performance restricted stock units subject to the 2013 performance period, assuming the maximum number of shares subject to each award are earned. Although the 2013 performance period is complete, the number of shares earned with respect to that performance period has not yet been determined. Accordingly, the value to be received by the executive officers of the Company may be less than that shown in the following table.

Unvested Performance RSUs Subject to Incomplete Performance Periods

Executive Officers	Number of Performance Restricted Stock Units (#)	Value of Performance Restricted Stock Units($)
R. Neal Black	51,167	$3,325,855
Robert B. Hensley	3,828	248,820
Gary M. Merry	3,828	248,820
James W. Thorne	3,828	248,820
David E. Ullman	3,828	248,820

        Under the Merger Agreement, the Company is entitled to grant performance restricted stock units for its 2014 performance period. These awards have not been made as of the date hereof, but may occur prior to the Merger. If the Merger occurs prior to the end of the 2014 performance period, the Merger Agreement provides that the number of Shares with respect to which the Merger Consideration will be payable for such 2014 performance period awards will be calculated assuming maximum performance with respect to all performance goals and then pro-rated for the number of days elapsed in the performance period at the time of the Merger.

No Other Equity-Based Awards

        Other than the restricted stock units and performance restricted stock units described above, there are no stock options or other equity or equity-based awards held by the Company's executive officers or non-employee directors.

Other Potential Severance Benefits for Executive Officers

  Employment Agreements

        The Company is party to employment agreements with each of R. Neal Black, Robert B. Hensley, Gary M. Merry, James W. Thorne and David E. Ullman.

        Under the terms of the employment agreement with R. Neal Black, in the event that Mr. Black terminates his employment within 90 days following a change in control (which change in control is expected to occur when the Second Amended Offer is consummated), Mr. Black terminates his employment for good reason (as defined below) or the Company terminates Mr. Black's employment without cause (as defined below), the Company will be obligated to pay Mr. Black a severance payment of $1,550,000 (as a lump sum) and any earned but unpaid cash bonus for the last full bonus year in the employment period, if applicable.

        Under the terms of the employment agreements with each of Robert B. Hensley, Gary M. Merry, James W. Thorne and David E. Ullman, in the event that the applicable executive terminates his employment for good reason (as defined below) or the Company terminates his employment without cause (as defined below), the Company will be obligated to make a termination payment equal to the executive's base salary as in effect on the date of termination for a period of months, payable in equal weekly installments over the term corresponding to the amount due (for Mr. Ullman: 18 months; for Mr. Hensley, Mr. Merry and Mr. Thorne: 12 months) and any non-equity incentive compensation which may have been earned through the date of termination.

        The employment agreements with Messrs. Black, Hensley, Merry, Thorne and Ullman each generally define "good reason" as: (i) material breach by the Company of any provision of the employment agreement which is not cured within 30 days of delivery of notice; (ii) failure to timely pay compensation (including benefits) paid or payable pursuant to the applicable provisions; (iii) reduction in duties, responsibilities or perquisites as provided in the applicable provisions; or (iv) transfer of the Company's principal executive offices outside the geographic area described in the applicable provisions or requirement that the executive principally perform his duties in other than such office.

        The employment agreements with Messrs. Black, Hensley, Merry, Thorne and Ullman each generally define "cause" as: (i) conviction in a court of competent jurisdiction of a crime constituting a felony involving money or other property of the employer or any of its affiliates or any other offense involving moral turpitude; (ii) willful commission of an act not approved of or ratified by the Board (or, with respect to Messrs. Hensley, Merry, Thorne and Ullman, not approved of or ratified by the Chief Executive Officer) involving a material conflict of interest or self-dealing relating to any material aspect of the Company's business or affairs; (iii) willful commission of an act of fraud or misrepresentation (including the omission of material facts), provided that such acts relate to the business of the Company and would materially and negatively impact the Company; or (iv) willful and material failure to obey directions of the Board that are consistent with the applicable executive's status.

        The following table sets forth the estimated cash severance termination payments and value of earned cash incentive compensation, assuming a qualifying termination on March 5, 2014.

Executive Officers	Cash Severance Termination Payment($)	Value of Earned Cash Incentive Compensation ($)(1)	Total ($)
R. Neal Black	$1,550,000	$1,223,668	$2,773,668
Robert B. Hensley	494,900	321,685	816,585
Gary M. Merry	465,000	302,250	767,250
James W. Thorne	440,000	286,000	726,000
David E. Ullman	704,475	305,273	1,009,748

(1)
Assumes fiscal year 2013 cash bonus amounts earned at maximum level but unpaid at time of termination.

Director Compensation

        The Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan provides for awards to non-employee directors, as described above in "Item 3. Arrangements with Current Executive Officers and Directors of the Company—Treatment of Restricted Stock Units."

  Robert N. Wildrick Consulting Agreement

        The Company is party to a consulting agreement with Robert N. Wildrick, the Chairman of the Board of the Company dated as of September 9, 2008 (as amended, the "Wildrick Consulting Agreement"), pursuant to which Mr. Wildrick advises the Company on matters of strategic planning and initiatives consisting primarily of (i) monitoring the implementation of the Company's long-range strategic plan and suggesting, as needed, any proposed modifications thereto, (ii) identifying and evaluating major strategic initiatives such as mergers, acquisitions, divestitures, joint ventures or licensing agreements and (iii) performing such other duties as may be assigned from time to time. Under the terms of the Wildrick Consulting Agreement, in the event that the consulting agreement is terminated under certain circumstances in connection with a change in control (such as the consummation of the Second Amended Offer), the Company will be obligated to pay Mr. Wildrick the consulting fee for the remainder of the term of the agreement which would have constituted the consulting period absent termination. Mr. Wildrick's consulting period is scheduled to expire on January 30, 2016. In the event of a qualifying termination on March 5, 2014, Mr. Wildrick would be entitled to a payment of approximately $1,512,500.

  Robert N. Wildrick Transition Arrangements

        In connection with the Merger Agreement, each of MW, the Company and Mr. Wildrick entered into a binding term sheet (the "Wildrick Term Sheet") with respect to the compensation of Mr. Wildrick and the obligations of the Company under the Wildrick Consulting Agreement and certain other agreements of Mr. Wildrick, MW and the Company. The Wildrick Term Sheet generally provides that (i) pursuant to the existing Wildrick Consulting Agreement, Mr. Wildrick will be paid $1,800,000 in respect of significant additional consulting services he has provided through March 8, 2014 in excess of the 40 hours per month maximum required to be provided by Mr. Wildrick under the Wildrick Consulting Agreement, (ii) the amount of such additional fees Mr. Wildrick may earn under the Consulting Agreement between March 11, 2014 and the consummation of the transactions contemplated by the Merger Agreement is limited to $500,000 and (iii) Mr. Wildrick will be subject to a non-competition covenant for the two year period following the closing of the transactions contemplated by the Merger Agreement, for which covenant Mr. Wildrick will receive a payment of $3,500,000, of which $1,000,000 is payable upon the closing of the transactions contemplated by the Merger Agreement and the remainder is payable in equal installments over the term of the covenant.

Treatment of Employee Benefits

        The Merger Agreement provides that, for a period of one year following the Merger, MW will generally provide to each Company employee (the "Company Employees") (i) base salary or hourly wage or commission rate and equity-based compensation (or cash incentive compensation of equivalent value) that, in each case, is no less favorable than the base salary or hourly wage or commission rate and equity-based compensation that was provided to the applicable Company Employees immediately prior to the Merger and (ii) employee benefits (excluding any deferred compensation and post-termination health, medical or other welfare or life insurance benefits), that are substantially comparable in the aggregate to the employee benefits that were provided to the applicable Company Employees immediately prior to the Merger.

        In addition, for the one-year period following the Merger, MW will provide certain specified Company Employees whose employment is terminated by the Surviving Corporation without "cause" (as defined in the Company Policy Regarding Severance for Key Associates) during such period with severance payments that are no less favorable than the severance payments the specified Company Employee would have been entitled to with respect to such termination under such policy.

        The Merger Agreement provides that each Company Employee will receive full credit for his or her service with the Company and its subsidiaries for purposes of eligibility, vesting (other than for purposes of future equity grants), and determination of the level of paid time off, vacation and sick leave benefits, under any benefit plans of MW, the Surviving Corporation or any of their subsidiaries in which the Company Employee participates to the same extent recognized by the Company immediately prior to the Merger. Service credit will not be provided by MW, however, for purposes of any sabbatical plan, policy or arrangement, or to the extent that such recognition would result in a duplication of benefits for the same period or to the extent such service was not recognized under the corresponding Company Employee benefit plan.

        MW will, or will cause the Surviving Corporation or any of their respective subsidiaries to, as applicable (1) waive any preexisting condition limitations applicable to Company Employees and their eligible dependents under any plan of MW or any of its subsidiaries that provides health benefits in which Company Employees are eligible to participate following the Merger (other than limitations that were in effect with respect to such employees as of the Merger under analogous Company Employees benefit plans), (2) honor any deductible, co-payment and out-of-pocket maximums incurred by Company Employees and their eligible dependents under the Company health plans in which they participated immediately prior to the Merger during the portion of the calendar year prior to the Merger in satisfying the deductibles, co-payments or out-of-pocket maximums under the corresponding health plans of MW, the Surviving Corporation or any of their subsidiaries in which they participate after the Merger in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (3) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to the Company Employee and his or her eligible dependents on or after the Merger, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Employee benefit plan prior to the Merger.

Treatment of Company Incentive Plans

        The Merger Agreement also provides that immediately prior to the consummation of the Merger, the Company may pay to each Company Employee participating in an annual cash bonus program for 2014, a pro-rated annual cash incentive bonus in respect of the Company's 2014 fiscal year, determined based on maximum performance.

Company Transaction Retention Plan

        In connection with entering into the Merger Agreement, the Company has also established the Company Transaction Retention Plan, providing for cash retention payments (the "Retention Payments"), not to exceed an aggregate maximum amount of $7,000,000. Retention Payments will generally be paid on the 90th day following the closing of the Second Amended Offer, with certain exceptions, provided that the Company Employee is still employed by the Surviving Corporation as of the date of the Retention Payments. Subject to the terms and conditions of the Company Transaction Retention Plan, Executive Officers are eligible to receive the following Retention Payments in connection with the consummation of the Second Amended Offer:

Executive Officers	Retention Payment ($)
R. Neal Black	$1,500,000
Robert B. Hensley	500,000
Gary M. Merry	500,000
James W. Thorne	300,000
David E. Ullman	1,000,000

Indemnification of Directors and Officers; Limitation on Liability of Directors

        The Merger Agreement provides that MW shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former directors, officers and employees of the Company and its Subsidiaries (each such director, officer or employee an "Indemnified Person") in each case to the fullest extent permitted by law, including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of the Merger Agreement that increase the extent to which a corporation may indemnify its officers and directors or any Indemnified Person, from and against any and all costs or expenses (including attorneys' fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with any actions or omissions in their capacity as such occurring or alleged to occur at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement, the performance of the Company's obligations thereunder and the consummation of the transactions contemplated thereby or arising out of or pertaining to the Second Amended Offer, the Merger and the other transactions contemplated thereby) whether asserted or claimed prior to, at or after the Effective Time, subject to certain limitations.

        Pursuant to the terms of the Merger Agreement, MW will cause the Surviving Corporation to provide, for a period from the Effective Time through and including the date six years after the Closing Date, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "Reporting Tail Endorsement") that contains coverage and amounts at least as favorable to the Indemnified Persons in the aggregate as the coverage provided by the Company's current directors' and officers' liability insurance policies; provided, however, that the Surviving Corporation will not be required to expend an annual premium for such insurance in excess of 250 percent of the current directors' and officers' annual premium paid as of the date of the Merger Agreement. In the event that, but for the proviso in the immediately preceding sentence, the Surviving Corporation would be required to expend more than 250 percent of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 250 percent of current annual premiums. The Company shall be permitted at its sole and exclusive option to purchase the Reporting Tail Endorsement (in lieu of the Surviving Corporation) prior to the Effective Time; provided however, that in no event shall the Company be permitted to expend more than an amount per year equal to 250 percent of current annual premiums paid by the Company for such insurance, provided that the Company may obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 250 percent of current annual premiums.

        Pursuant to the terms of the Merger Agreement, from and after the Effective Time, MW and the Surviving Corporation shall not, directly or indirectly, amend, modify, limit or terminate the indemnification, advancement and reimbursement of expenses and exculpation provisions of the agreements listed on the Company Disclosure Letter (as defined below) between the Company or any Subsidiary of the Company and any of the Indemnified Persons, or any such provisions contained in the Surviving Corporation certificate of incorporation or bylaws to the extent such provisions apply to Indemnified Persons.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(71) hereto and is incorporated herein by reference.

        Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.

        A similar standard is applicable in the case of derivative actions, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonably entitled to indemnity before there can be any indemnification.

        The Company's Amended Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except to the extent such elimination of liability is not permitted by the DGCL.

        The Company's Amended Certificate of Incorporation further provides that any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Company, or is or was acting at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, as a fiduciary of, or otherwise rendering services to, any employee benefit plan of or relating to the Company, shall be indemnified by the Company to the fullest extent provided by the DGCL, as amended from time to time, which right to indemnification shall include the right to be paid by the Company the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition to the extent permitted by Delaware law.

        Article V of the Company's Amended and Restated Bylaws generally provides that, subject to certain limitations, the Company may indemnify:

  (i)
  any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company or an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and

  (ii)
  any person who was or is a party or is threatened to be made a party to any threatened or pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company or an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity or enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Company and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery of Delaware or such other court shall deem proper.

        Both Section 145 of the DGCL and Article V of the Company's Amended and Restated Bylaws specifically state that their indemnification provisions shall not be deemed exclusive of any other indemnity rights those seeking indemnification may have. The Company has entered into indemnification agreements with each of its directors and certain executive officers that are intended to assure the directors that they will be indemnified to the fullest extent permitted by Delaware law.

        Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such. Under an insurance policy maintained by the Company, the Company is insured for certain amounts that it may be obligated to pay directors and officers by way of indemnity, and each such director and officer is insured against certain losses that he may incur by reason of his being a director or officer and for which he is not indemnified by the Company.

        On December 18, 2013, the Company and Mr. Wildrick, entered into the Third Amendment to the Wildrick Consulting Agreement (the "Consulting Agreement Third Amendment"), pursuant to which the Company has agreed to indemnify Mr. Wildrick in his capacity as a consultant to the Company and to obtain reasonable insurance in connection therewith. The foregoing summary of the Consulting Agreement Third Amendment is qualified in its entirety by reference to the terms and provisions of the Consulting Agreement Third Amendment a copy of which is set forth on Exhibit (e)(65) hereto and which is incorporated herein by reference.

Treatment of Deferred Compensation

        The Company maintains the Jos. A. Bank Clothiers, Inc. 2010 Deferred Compensation Plan and a nonqualified deferred compensation plan administered by Fidelity Management Trust Company. Under each of these plans, participants' account balances are distributed upon a change in control of the Company, regardless of the otherwise applicable payment election.

        The following table sets forth the estimated account balances as of March 5, 2014 which would be distributed in connection with the consummation of the Second Amended Offer.

Executive Officers	Share Balance	Value of Payout of Deferred Shares($)	Non-Share Deferred Compensation Value($)	Total ($)
R. Neal Black	0	$0	$983,752	$983,752
Robert B. Hensley	0	0	563,584	563,584
Gary M. Merry	0	0	0	0
James W. Thorne	3,775	245,375	0	245,375
David E. Ullman	3,775	245,375	556,848	802,223
Directors
Byron Bergren	0	$0	$0	$0
James H. Ferstl	6,000	390,000	0	390,000
Andrew A. Giordano	3,750	243,750	0	243,750
William E. Herron	8,250	536,250	0	536,250
Sidney H. Ritman	14,420	937,320	0	937,320
Robert N. Wildrick	8,250	536,250	0	536,250

Item 4.    The Solicitation or Recommendation

Solicitation/Recommendation

        At a meeting held on March 11, 2014, the Board unanimously (i) determined that the Merger Agreement, the Second Amended Offer, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Second Amended Offer and tender their Shares to the Offeror pursuant to the Second Amended Offer.

        Accordingly, the Board unanimously recommends that the holders of the Shares accept the Second Amended Offer and tender their Shares pursuant to the Second Amended Offer.

Background of the Second Amended Offer; Reasons for Recommendation

  Background

        As part of the ongoing evaluation of the Company's business, members of the Company's senior management and the Board frequently review and assess the Company's operations, financial performance and industry conditions as each may impact the Company's long-term strategic goals and plans, including a review of potential opportunities to maximize stockholder value through business combinations, acquisitions, and other financial and strategic alternatives. In furtherance of this evaluation, the Company has been actively considering acquisition opportunities since the beginning of 2012. The Company has selectively sought potential acquisitions that are strategically sound, accretive and value enhancing in the long run for the Company and its stockholders.

        On February 1, 2012, the Company retained Financo, Inc. (later Financo, LLC and, together with its affiliates, including the broker-dealer affiliates, FinSec, LLC and Financo Securities, LLC, "Financo"), an investment banking firm, to assist the Company in its evaluation of strategic alternatives.

        On October 1, 2012, R. Neal Black, the Company's President and Chief Executive Officer, emailed a list of potential acquisition targets to Robert N. Wildrick, Chairman of the Board, which list included MW, among others.

        In or about June of 2013, Mr. Wildrick began discussing a potential proposal to acquire MW (the "Potential Proposal to MW") with the Company's senior management, Financo and Goldman, Sachs, & Co. ("Goldman Sachs").

        During June and July 2013, representatives of the Company met with representatives of Golden Gate Capital, a private equity firm ("Golden Gate"), to discuss a number of potential acquisition opportunities including the Potential Proposal to MW.

        During June, July and August 2013, the Company executed non-disclosure agreements and met with several private equity firms to discuss potential financing for the Potential Proposal to MW.

        On June 21, 2013, the Company issued a press release publicly confirming that the Company has been and is considering strategic opportunities to enhance stockholder value, including seeking potential acquisitions to facilitate additional growth.

        On July 29, 2013, the Executive Committee of the Board discussed the Potential Proposal to MW.

        On August 9, 2013, the Company retained Guilfoil Petzall & Shoemake, L.L.C. ("Guilfoil") as legal advisor in connection with the Potential Proposal to MW.

        On August 20, 2013, representatives of the Company, Financo, and Golden Gate met to discuss the Potential Proposal to MW.

        On that same day, the Company retained Kekst and Company ("Kekst") as corporate communications advisor in connection with the Potential Proposal to MW.

        On August 28, 2013, the Company retained Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") as legal advisor in connection with the Potential Proposal to MW.

        On September 3, 2013, the Company retained Goldman Sachs as financial advisor in connection with the Potential Proposal to MW.

        On September 4, 2013, the Company held a Board meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil were present. The Board reviewed and discussed the Potential Proposal to MW, including potential pricing and terms.

        On September 17, 2013, the Company and Golden Gate executed a non-binding term sheet specifying the terms of an equity investment by Golden Gate in the Company to provide financing for the Potential Proposal to MW.

        On September 18, 2013, Mr. Wildrick contacted Douglas S. Ewert, president and chief executive officer of MW, by telephone and presented the Company's non-binding proposal to acquire all outstanding shares of MW at a price of $48 per share in cash (the "Initial Proposal to MW"), and requested that MW respond to the Initial Proposal to MW by October 4, 2013. Mr. Wildrick also emailed Mr. Ewert a letter summarizing the Initial Proposal to MW.

        On October 2, 2013, Mr. Ewert telephoned Mr. Wildrick to discuss the timing of MW's response to the Initial Proposal to MW. Later that day, Mr. Ewert advised Mr. Wildrick by email that MW's board of directors would need additional time to respond to the Initial Proposal to MW.

        On October 3, 2013, Mr. Wildrick sent Mr. Ewert an email stating that the Company would extend the deadline for MW to respond to the Initial Proposal to MW until October 10, 2013.

        On October 8, 2013, the Company was informed by its advisors that the Wall Street Journal planned to issue an article regarding the Initial Proposal to MW. Mr. Wildrick contacted Mr. Ewert by telephone regarding this information. At approximately 8:15 PM ET The Wall Street Journal—online edition reported that the Company had approached MW about a combination of the two companies.

        On October 9, 2013, the Company issued a press release confirming that it had made a non-binding proposal to acquire all of the outstanding shares of MW at a price of $48 per share in cash, representing a total equity value of approximately $2.3 billion, in a negotiated transaction. That same day, the Company filed such press release with the SEC on a Current Report on Form 8-K.

        Later on October 9, 2013, MW issued a press release in which it rejected the Initial Proposal to MW, stating, among other things, that the Initial Proposal to MW significantly undervalued MW and its strong prospects for continued growth and value creation and that it was not in the best interests of MW or its shareholders.

        Also on October 9, 2013, MW adopted a shareholder rights plan and amended and restated its bylaws to increase the voting standard for approval of stockholder amendments to MW's bylaws from a majority to two-thirds, revise the advance notice provision to require earlier advance notice of intended stockholder nominations of directors to MW's board of directors and require persons seeking to make nominations to provide more information about themselves and their nominees.

        On October 14, 2013, Mr. Wildrick sent an email to Mr. Ewert, expressing the Company's continued interest in discussing the Initial Proposal to MW with MW.

        On October 31, 2013, the Company sent a letter informing MW that the Company was willing to consider raising its proposed price of $48 per MW share if the Company was given the opportunity to conduct limited due diligence in order to determine that such an increase would be justified. This letter also stated that the Initial Proposal to MW would terminate on November 14, 2013 if MW had not engaged with the Company prior to such time.

        On November 4, 2013, MW issued a press release rejecting the Company's request for access to due diligence to explore a potential acquisition of MW at a price higher than $48 per MW share.

        On that same day, the Company publicly responded to MW's rejection, expressing disappointment with this rejection and reiterating that the Company would leave the Initial Proposal to MW open for MW's consideration until November 14, 2013.

        On November 7, 2013, Eminence Capital, LLC ("Eminence") and certain of its affiliates (together with Eminence, the "Eminence Shareholders") filed a Schedule 13D with the SEC, indicating that the Eminence Shareholders had acquired beneficial ownership of 4,684,200 shares of MW's common stock, constituting approximately 9.8% of MW's outstanding common stock as of November 7, 2013.

        On November 15, 2013, the Company sent and publicly disclosed a letter to MW stating it was terminating the Initial Proposal to MW in order to consider other strategic alternatives which the Company had been investigating, but that in the future, if the Company was invited by MW's board to discuss the Company's acquisition of MW, or if circumstances were otherwise to change, the Company may consider whether a new proposal to acquire MW would be warranted.

        On November 26, 2013, MW publicly announced an unsolicited, non-binding proposal to acquire all of the outstanding Shares at a price of $55 per share (the "MW November 26 Proposal"). Mr. Ewert telephoned and emailed Mr. Wildrick communicating the MW November 26 Proposal.

        On December 3, 2013, the Board held a meeting in Palm Beach, Florida at which representatives of Financo, Skadden, and Guilfoil were present. The Board discussed and considered the MW November 26 Proposal.

        At various times in December 2013 and January 2014, the Company's advisors held telephonic meetings with the Eminence Shareholders' advisors, during which the advisors explored the possibility of the Company pursuing an acquisition of MW.

        On December 18, 2013, the Company held a Board meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil were present. Among other things, the Board reviewed and discussed the MW November 26 Proposal.

        On December 23, 2013, the Board held a telephonic meeting at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil participated. The Board continued its consideration of various factors relating to the MW November 26 Proposal. After extended presentations from the Company's advisors and extensive discussion among the directors and with the advisors, the Board unanimously determined that the price proposed by MW significantly undervalued the Company and its near and long-term potential and was not in the best interest of the Company's stockholders. At this meeting, the Board also discussed the possibility of amending the Company's shareholder rights plan to, among other things, decrease the beneficial ownership threshold for activating the preferred share purchase rights issued pursuant to the rights plan from 20% to 10%. The Board asked its financial and legal advisors to analyze such an amendment and prepare documentation for the Board's further consideration.

        On December 23, 2013, Mr. Wildrick delivered to Mr. Ewert the Company's response to the MW November 26 Proposal, stating that after thorough consideration by the Board, with the assistance of its financial and legal advisors, the Company had unanimously rejected the MW November 26 Proposal. The Company publicly disclosed such response.

        On January 3, 2014, the Board held a telephonic meeting at which representatives of Financo, Goldman Sachs, and Skadden participated. After extended presentations from the Company's advisors and extensive discussion among the directors and with the advisors, the Board unanimously, with one director not participating in the meeting, approved an amendment to the Company's shareholder rights plan, which, among other things, (i) decreased the beneficial ownership threshold for activating the preferred share purchase rights from 20% to 10%; (ii) included provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares in the definition of securities which a person or entity would be deemed to beneficially own; (iii) increased the purchase price for the exercise of rights under the Company's shareholder rights plan from $200 to $250; and (iv) allowed the Board to redeem the rights for any reason at any time prior to the close of business on the Distribution Date (as defined below). On January 3, 2014, the Company and the Rights Agent (as defined below) entered into Amendment No. 1 (as defined below). After discussion, the Board unanimously, with one director not participating in the meeting, approved a technical clarification to the Company's Amended and Restated Bylaws in order to conform the Company's Amended and Restated Bylaws to the Company's Certificate of Incorporation which provides that the number of directors constituting the whole Board shall be determined by resolutions of the Board.

        On January 6, 2014, Offeror commenced a tender offer to acquire all outstanding Shares of the Company, par value $0.01 per share, for $57.50 per Share, net to the seller in cash, without interest and less any required withholding taxes upon the terms and subject to the conditions set forth in an Offer to Purchase, dated January 6, 2014 (the "Initial Offer").

        On January 13, 2014, Eminence delivered a letter to the Board stating that Eminence intended to deliver a notice to nominate directors to the Board. Eminence delivered notice of proposed director nominees to the Company on January 17, 2014. The Company carefully reviewed the nominations for compliance with its governance documents and applicable law.

        Also on January 13, 2014, Eminence filed a complaint against the Company and certain directors and officers of the Company. See Item 8—"Additional Information—Litigation" for further information regarding such complaint.

        On January 14, 2014, MW sent to the Company a notice of nomination of persons for election to the Board. The Company carefully reviewed the nominations for compliance with its governance documents and applicable law.

        On January 17, 2014, the Board held a meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden and Guilfoil were present. The Board discussed and considered the Initial Offer with the assistance of the Company's management and financial and legal advisors. At such meeting, Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of January 17, 2014, and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Initial Offer was inadequate from a financial point of view to such holders. After extensive presentations from the Company's advisors and extensive discussion among the directors and with the advisors, the Board unanimously, with one director not participating in the meeting, determined that the Initial Offer was inadequate and significantly undervalued the Company and recommended that the Company's stockholders reject the Initial Offer and not tender their Shares into the Initial Offer. At this meeting, the Board also resolved to postpone the Distribution Date (as defined below) pursuant to the Rights Agreement (as defined below), which otherwise would occur on the tenth business day after the date of commencement of the Initial Offer, until such date as may be subsequently determined by the Board by resolution.

        The full text of the written opinion of Goldman Sachs, dated January 17, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, was previously disseminated to the Company's stockholders. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Initial Offer, and the opinion was not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Initial Offer or any other matter.

        On January 17, 2014, the Company issued a press release announcing the Board's recommendation that stockholders reject the Initial Offer and not tender their Shares into the Initial Offer.

        On January 29, 2014, Boston (as defined below) filed a purported class action complaint against the Company's directors. See Item 8—"Additional Information—Litigation" for further information regarding such complaint.

        On January 30, 2014, MW publicly disclosed a letter sent by MW to the independent directors of the Company on that same day (the "MW January 30, 2014 Letter").

        On February 2, 2014, the directors of the Company sent a publicly disclosed letter to MW in response to the MW January 30, 2014 Letter.

        On February 4, 2014, Eminence filed the Amended Eminence Complaint (as defined below). See Item 8—"Additional Information—Litigation" for further information regarding the Amended Eminence Complaint.

        On February 14, 2014, the Company issued a press release announcing, among other things, the Company's entry, on February 13, 2014, into a Membership Interest Purchase Agreement (the "Everest Purchase Agreement") pursuant to which the Company agreed to purchase from Everest Topco LLC ("Everest Topco") all of the outstanding limited liability company interests of Everest Holdings LLC, a Delaware limited liability company ("Everest Holdings"). Everest Holdings is a holding company for the Eddie Bauer brand and its related businesses and operations. The foregoing transaction is described in further detail below under "Item 8. Additional Information—Everest Membership Interest Purchase Agreement" and is referred to herein as the "Everest Transaction". The February 14, 2014 press release also announced the Company's intention, in connection with the Everest Transaction, to commence a tender offer to purchase up to 4,615,384 shares of the Company's common stock at a purchase price per share of $65.00, less any applicable withholding taxes and without interest (the "Company Tender Offer"). A copy of this press release is set forth as Exhibit (a)(10) hereto. The Company Tender Offer was to be conditioned on, among other things, the consummation of the Everest Transaction. On February 14, 2014, the Company provided supplemental information regarding the Everest Transaction in connection with presentations to analysts and investors. A copy of this investor presentation is set forth as Exhibit (a)(11) hereto.

        On February 19, 2014 the Company commenced the Company Tender Offer.

        On February 21, 2014, Eminence filed the Second Amended Eminence Complaint (as defined below). See Item 8—"Additional Information—Litigation" for further information regarding the Second Amended Eminence Complaint.

        On February 24, 2014, Offeror revised the Initial Offer to, among other things, increase the purchase price to $63.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, and to change the expiration date to 5:00 p.m. New York City time on March 12, 2014, unless extended (the "First Amended Offer"). In connection with the First Amended Offer, Offeror indicated in its filings with the SEC and a press release, that it would be willing to increase the purchase price to $65, net to the seller in cash, without interest and less any required withholding taxes, subject to the completion of satisfactory limited due diligence. On February 24, 2014, the Company issued a press release announcing that its Board would review all aspects of the First Amended Offer, and would make a recommendation to stockholders in due course.

        Also on February 24, 2014, MW filed a complaint against the Company's directors and officers, as well the Company, Everest Holdings, Everest Topco and Golden Gate Private Equity, Inc. See Item 8—"Additional Information—Litigation" for further information regarding such complaint.

        In the evening on February 24, 2014, the Board held a special telephonic meeting to discuss and consider the First Amended Offer, including Offeror's indication of a willingness to increase the purchase price subject to limited due diligence, at which representatives of Financo, Goldman Sachs, Skadden and Guilfoil were present.

        Later on February 24, 2014, on behalf of the Company, representatives of Skadden sent to representatives of Everest Topco and Kirkland & Ellis LLP, legal advisor to Everest Topco ("Kirkland"), a notice pursuant to the Everest Purchase Agreement describing the terms of the First Amended Offer.

        On February 25, 2014, counsel for MW and the defendants participated in a telephonic hearing with the Hon. J. Travis Laster in the Delaware Court of Chancery, in connection with the case captioned The Men's Wearhouse Inc. v. Robert N. Wildrick et al. C.A. No. 9893, to resolve motions brought by MW for a temporary restraining order and expedited discovery proceedings. Vice Chancellor Laster did not grant MW's motion for a temporary restraining order, on mootness grounds based on Defendants' agreement to provide notice of any closing of the Everest Transaction at least 10 calendar days in advance. Vice Chancellor Laster granted MW's motion for expedited discovery and set a preliminary injunction hearing on the Everest Transaction for March 25, 2014.

        On February 27, 2014, the Board held a special telephonic meeting at which representatives of Financo, Goldman Sachs, Skadden and Guilfoil were present. At such meeting, Financo and Goldman Sachs made presentations regarding their financial analysis of the First Amended Offer and the $65 per Share proposal and the Company's legal advisors reviewed the Board's fiduciary duties in considering a transaction with MW. Financo and Goldman Sachs each rendered an oral opinion to the Board, subsequently confirmed in writing, that as of February 27, 2014, and based upon and subject to the factors and assumptions set forth in the written opinion, including the assumption that the Everest Transaction and the Company Tender Offer would be consummated in accordance with their terms, the consideration proposed to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the First Amended Offer was inadequate from a financial point of view to such holders. After extensive discussion among the directors and with the advisors, the Board unanimously determined that (i) the $63.50 per Share price proposed to be paid in the First Amended Offer is inadequate and undervalues the Company and recommended that the Company's stockholders reject the First Amended Offer and not tender their Shares into the First Amended Offer and (ii) in a continuing effort to create the greatest value for stockholders, the Company would engage in discussions with MW regarding a potential transaction with MW that, among other things, would be at a higher purchase price.

        The full text of the written opinions of Financo and Goldman Sachs, each dated February 27, 2014, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, were previously disseminated to the Company's stockholders. Financo and Goldman Sachs provided their opinions for the information and assistance of the Board in connection with its consideration of the First Amended Offer, and the opinions are not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the First Amended Offer or any other matter.

        Later that day, the Company issued a press release announcing the Board's recommendation that stockholders reject the First Amended Offer and not tender their Shares into the First Amended Offer. The press release also publicly disclosed a letter sent by the Company to MW stating that, in the Board's continuing effort to evaluate which alternative transaction would create the greatest value for the Company's stockholders, and on the basis of MW's unsolicited revised proposal indicating a willingness to pay a higher price subject to certain conditions, the Board authorized the Company meeting with MW to establish a process that would enable MW to advise the Board as to the highest price MW was prepared to pay in an acquisition of the Company. The press release also announced that the Company had received early termination of the waiting period under the HSR Act from the FTC in connection with the Everest Transaction. The Board also authorized the Company's representatives to provide drafts of a merger agreement and a confidentiality agreement to MW. Later on February 27, 2014, the Company provided MW with a draft confidentiality agreement.

        On February 28, 2014, a representative of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("BofA Merrill Lynch"), a financial advisor to MW, sent a revised draft of the confidentiality agreement to Financo and Goldman Sachs.

        Also on February 28, 2014, counsel for MW and the defendants participated in a telephonic hearing with the Hon. J. Travis Laster in the Delaware Court of Chancery, in connection with the case captioned The Men's Wearhouse Inc. v. Robert N. Wildrick et al. C.A. No. 9893, to resolve MW's motion for a protective order and the Company's motion to compel discovery. Vice Chancellor Laster granted MW's motion for a protective order and denied the Company's motion to compel, ruling that extensive discovery of MW was not appropriate.

        Later on February 28, 2014, representatives of Skadden provided a draft of a Merger Agreement and a revised draft of a confidentiality agreement to Willkie Farr & Gallagher LLP, legal advisor to MW ("Willkie"). Among other things, the draft Merger Agreement proposed a $48 million up-front payment from MW to the Company due at the time of signing the Merger Agreement to reimburse the Company for payment of the termination fee payable by the Company to Everest Topco in connection with the termination of the Everest Transaction, a "hell or high water" standard in a covenant that would require MW to take any and all actions to obtain antitrust approval for the proposed transaction, as well as a reverse termination fee for failure to satisfy the Antitrust Condition in an amount equal to 10% of the aggregate purchase price consideration, less the proposed $48 million up-front payment described above. The draft did not contain a financing condition, provided for specific performance and unlimited damages as a remedy for any failure by MW to obtain financing for the transaction (rather than a reverse termination fee), and did not provide a marketing period for obtaining financing, a covenant to cooperate with MW's financing or a proposal as to purchase price.

        On March 1, 2014, following telephonic discussions between Skadden and Willkie, the Company and MW entered into a confidentiality agreement. Promptly thereafter, the Company made available to MW and its representatives certain confidential information through an electronic data room.

        On March 3, 2014, the Board met telephonically to discuss, among other things, the updated status of the Everest Transaction and the potential sale of the Company to MW.

        Also on March 3, 2014, representatives of Willkie and Skadden spoke by teleconference to conduct due diligence on each Company's efforts to obtain antitrust approval for a transaction.

        Later on March 3, 2014, representatives of Willkie provided a revised draft of the Merger Agreement to Skadden. Among other things, the draft proposed a reverse termination fee for a failure by MW to obtain financing and a marketing period of fifteen business days (commencing after satisfaction of all other closing conditions and receipt of certain financial information) to obtain the financing for the transaction, a covenant of the Company to cooperate with MW in connection with obtaining the financing and certain additional representations and warranties of the Company, including with respect to inventory and a financing condition to the offer, and marked various items for further discussion, including the "hell or high water" level of efforts relating to antitrust matters, the amount of the reverse termination fee for failure to satisfy the Antitrust Condition and the $48 million up-front payment.

        On March 4, 2014, representatives of the Company, MW and their respective financial advisors met in person at the Embassy Suites Hotel in Linthicum Heights, Maryland, at which members of senior management of the Company made a presentation to MW and its financial advisors about the Company and its business and operations.

        Also on March 4, 2014, representatives of Skadden and representatives of Willkie spoke by teleconference to negotiate the terms of the Merger Agreement.

        Also on March 4, 2014, Boston filed the Amended Boston Complaint. See Item 8—"Additional Information—Litigation" for further information regarding the Amended Boston Complaint.

        On March 5, 2014, representatives of Skadden provided a revised draft of the Merger Agreement to Willkie. Among other things, the draft proposed did not include any financing condition, provided the remedies of specific performance and unlimited damages for MW's failure to obtain financing for a transaction (rather than a reverse termination fee for a failure to obtain financing for a transaction), did not provide a marketing period for the financing or a financing cooperation covenant, and reaffirmed the Company's proposals to include a $48 million up-front payment from MW to the Company due at the time of signing the Merger Agreement, a reverse termination fee for failure to satisfy the Antitrust Condition in an amount equal to 10% of aggregate consideration, less the amount of the $48 million payment, as well as a "hell or high water" standard for efforts relating to obtaining antitrust approval.

        On March 6, 2014, representatives of Skadden provided to Willkie an initial draft of the Company's letter disclosing matters qualifying the representations and warranties contained in the Merger Agreement, to be delivered in connection with the Merger Agreement (the "Company Disclosure Letter").

        Later on March 6, 2014, Mr. Ewert sent an email to Mr. Wildrick containing a revised draft of the Merger Agreement. Mr. Ewert's email, among other things, requested that by 8 p.m. Eastern time on March 7, 2014, MW be provided with the remaining due diligence information and that the Company indicate its willingness to proceed with a transaction on substantially the same terms proposed in the Merger Agreement. Mr. Ewert's email also indicated that, subject to satisfactory review of the remaining due diligence items, MW was prepared to commit to a price per Share of $65 and a reverse termination fee for failure to satisfy the Antitrust Condition of $60 million and stated that MW wished to announce an executed Merger Agreement on March 10, 2014 prior to the opening of the markets for trading. Among other things, the draft Merger Agreement contemplated that there would not be any $48 million up-front payment from MW to the Company due at the time of signing the Merger Agreement, that a marketing period of 15 business days after satisfaction of other conditions, including the Antitrust Condition, be made a condition to the closing of the offer, and that, in lieu of a "hell or high water" standard to take all actions required to satisfy the Antitrust Condition, MW would use its reasonable best efforts with respect to satisfying the Antitrust Condition, subject to a limitation that MW would not be required to divest any assets that would be material to the business of the Company and its subsidiaries taken as a whole.

        On March 7, 2014, representatives of Willkie and Skadden negotiated by teleconference the terms of the Merger Agreement.

        Also on March 7, 2014, representatives of Skadden sent to representatives of Everest Topco and Kirkland a notice required by the Everest Purchase Agreement containing the terms of the proposal contained in Mr. Ewert's email to Mr. Wildrick and the proposed Merger Agreement.

        On March 7, 2014, a representative of Goldman Sachs had a teleconference with a representative of BofA Merrill Lynch to discuss the material terms of a potential transaction. Among other things, the representative of Goldman Sachs advised that the Company would want to discuss a purchase price higher than $65 per Share, and the representative of BofA Merrill Lynch advised that MW was not prepared to pay even a modestly higher price than $65 per Share.

        On March 8, 2014, representatives of Goldman Sachs and representatives of Skadden participated in a teleconference with representatives of Everest Topco to advise them of the status of discussions between the Company and MW. Representatives of Goldman Sachs also asked the representatives of Everest Topco to consider whether Everest Topco was interested in making any modifications to the Everest Purchase Agreement or the Everest Transaction in connection with the Board's consideration as to whether the Second Amended Offer and the potential Merger Agreement constituted a Superior Proposal under the Everest Purchase Agreement.

        Later on March 8, 2014, the Board held a special telephonic meeting at which representatives of Financo, Goldman Sachs, Skadden and Guilfoil were present. At such meeting, among other things, the Board received and discussed updates from management and the Company's advisors on the ongoing discussions with MW, including a summary of the current proposed terms of a transaction, as well the status of the Everest Transaction. The Company's legal advisors reviewed the fiduciary duties of the Board in connection with its consideration of a potential transaction with MW. The Company's financial advisors presented their financial analyses and the Board discussed with its legal and financial advisors the comparison between the Everest Transaction and the Second Amended Offer. Management also presented to the Board updates about the Company's recent performance. The Board further reviewed with its legal advisor its current assessment of the risks of obtaining antitrust approval for a proposed transaction between the Company and MW. After careful deliberation, the Board instructed Goldman Sachs and Financo to confirm a minimum of $65 per Share, offer to the Company a price higher than $65 per Share, increase its proposed $60 million reverse termination fee for failure to satisfy the Antitrust Condition and that MW agree to the "hell or high water" antitrust approval covenant that the Company had requested in its initial draft of the Merger Agreement.

        Also on March 8, 2014, representatives of Skadden provided a revised draft of the Merger Agreement to Willkie. Among other things, the draft accepted MW's proposal as to the marketing period in connection with MW obtaining financing and the financing cooperation covenant, and reaffirmed the Company's proposals to include a $48 million up-front payment from MW to the Company due at the time of signing the Merger Agreement, a "hell or high water" standard for efforts to satisfy the Antitrust Condition, and marked the amount of the reverse termination fee for failure to satisfy the Antitrust Condition for further negotiation.

        Later on March 8, 2014, a representative of Goldman Sachs held a teleconference with representatives of BofA Merrill Lynch and J.P. Morgan Securities LLC ("J.P. Morgan"), a financial advisor to MW. At the direction of the Board, given at the March 8th meeting of the Board described above, a representative of Goldman Sachs asked the representatives of BofA Merrill Lynch and J.P. Morgan for a higher purchase price than $65 per Share. In response, the representatives of BofA Merrill Lynch and J.P. Morgan advised the representative of Goldman Sachs several times that $65 was the highest price per Share that MW was willing to pay in a transaction with the Company and that MW would not increase its proposed $60 million reverse termination fee for failure to satisfy the Antitrust Condition.

        On March 9, 2014, representatives of Skadden and Willkie spoke by teleconference about the status of open issues on the Merger Agreement.

        Also on March 9, 2014, a representative of BofA Merrill Lynch telephoned a representative of Goldman Sachs to reiterate the decision by MW that $65 was the highest price per Share that MW would pay in a transaction with the Company. The representative of BofA Merrill Lynch also advised that MW was prepared to increase its proposed reverse termination fee for failure to satisfy the Antitrust Condition to $75 million and that MW would be willing to commit to a "best efforts" standard to seek to satisfy the Antitrust Condition, subject to a limitation that MW would not be required to divest any assets that would be reasonably likely to have a material adverse effect on the business or operations of the combined company, assuming that the combined company was the size of the Company and its subsidiaries, taken as a whole. The representative of BofA Merrill Lynch also advised that it was MW's preference to announce a transaction prior to the opening of trading on March 11, 2014.

        Later on March 9, 2014, at the direction of the Compensation Committee of the Board, following the last discussion between the parties with respect to purchase price, Mr. Ritman, Chairman of the Compensation Committee of the Board, Mr. Wildrick, MW, Skadden and Willkie spoke by teleconference to discuss a potential retention plan for certain key employees of the Company. Later on such conference call, Mr. Wildrick left the conference call and the remaining participants discussed a potential retention arrangement for Mr. Wildrick. During such discussion, Mr. Ritman indicated that the Company Compensation Committee was considering providing, and was interested in soliciting input from MW and its advisors with respect to, retention payments for continuous service to key employees, consisting of cash and, in the case of Mr. Wildrick, cash and stock. Discussions and negotiations relating to retention arrangements continued through March 11, 2014 between MW and Mr. Ritman, including in the case of Mr. Wildrick, a non-compete arrangement in lieu of a retention payment for continuous service.

        On March 10, 2014, representatives of Everest Topco contacted representatives of Goldman Sachs and advised them that Everest Topco would not propose any modifications to the Everest Purchase Agreement or the Everest Transaction in connection with the Board's consideration as to whether the Second Amended Offer and the potential Merger Agreement constituted a Superior Proposal under the Everest Purchase Agreement.

        On March 10, 2014, representatives of Willkie sent revised drafts of the Merger Agreement and the Company Disclosure Letter to Skadden. The draft of the Merger Agreement proposed, among other things, that there would not be any $48 million up-front payment from MW to the Company due at the time of signing the Merger Agreement, that the amount of the reverse termination fee for failure to satisfy the Antitrust Condition would be $75 million, and that the standard in the covenant for satisfying the Antitrust Condition would be a "best efforts" standard, subject to exceptions, including an exception that MW would not be required to effect any divestiture or take any action that would be reasonably likely to have a material adverse effect on the business or operations of the combined company, assuming that the combined company was the size of the Company and its subsidiaries, taken as a whole.

        Later on March 10, 2014, the Board held a meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden and Guilfoil were present. The Board discussed and considered the potential transaction with MW with the assistance of the Company's management and financial and legal advisors. The Board discussed and considered the Second Amended Offer with the assistance of the Company's management and financial and legal advisors, including extensive discussion as to whether the Second Amended Offer constituted a Superior Proposal as defined in the Everest Purchase Agreement, considering a number of factors, including, without limitation, the comparative likelihood of consummation of each transaction, near-term value and liquidity of the Second Amended Offer and the potential risks and uncertainties related to the execution of the

Company's strategic plan following the consummation of the Everest Transaction and the Company Tender Offer (including the potential impact on the future value of the Company of any failure to achieve the projected financial results of such plan) and the time periods within which the benefits of such plan may be realized. At such meeting, the Company's legal advisors reviewed again the fiduciary duties of the Board in connection with its consideration of a potential transaction with MW or the continuation of the Everest Transaction. The Board reviewed updates from the Company's management, financial advisors and outside legal advisors with respect to the proposed terms of the transaction and due diligence process, as well as the process for terminating the Everest Transaction and Company Tender Offer, including the payment of a termination fee of $48 million, plus reimbursement of certain expenses, to Everest Topco. Representatives of Financo and Goldman Sachs then discussed with the Board their financial analyses related to the potential transaction with MW. The Board discussed with the Company's management and financial and legal advisors, among other things, the potential impact on the Company's future valuation of any failure to meet the financial results contemplated by the Company's management following the consummation of the Everest Transaction and the Company Tender Offer. The Compensation Committee of the Board, with the independent directors in attendance, met separately to review, discuss and propose a retention plan for officers of the Company and the Wildrick Term Sheet. The Board also discussed with its financial advisors the likelihood of there being another party that would be prepared to pay a higher price than MW to acquire the Company.

        Also on March 10, 2014, representatives of Skadden sent a revised draft of the Merger Agreement and initial drafts of the shareholder rights plan amendment and mutual release of claims relating to the Everest Transaction and related liabilities of Everest Topco and the Company to Willkie. Among other things, the draft of the Merger Agreement included the $65.00 purchase price, an agreed provision regarding a $75 million reverse termination fee for failure to satisfy the Antitrust Condition, the September 30, 2014 drop dead date, and the absence of any $48 million up-front payment.

        On March 11, 2014, representatives of Skadden and representatives of Willkie further negotiated the terms of the Merger Agreement, Company Disclosure Letter, shareholder rights plan amendment, mutual release of Everest Topco and the Company and mutual release of the Company and MW, by email and telephone, subject to approval by the boards of directors of each of the Company and MW.

        Also on March 11, 2014, the Board held a meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden and Guilfoil were present. The Board discussed and considered the Second Amended Offer with the assistance of the Company's management and financial and legal advisors, including whether the Second Amended Offer constituted a Superior Proposal as defined in the Everest Purchase Agreement, considering a number of factors, including, without limitation, the comparative likelihood of consummation of each transaction, near-term value and liquidity of the Second Amended Offer and the potential risks and uncertainties related to the execution of the Company's strategic plan following the consummation of the Everest Transaction and the Company Tender Offer (including the potential impact on the future value of the Company of any failure to achieve the projected financial results of such plan) and the time periods within which the benefits of such plan may be realized. At such meeting, the Company's legal advisors reviewed again the fiduciary duties of the Board in connection with its consideration of a potential transaction with MW and the updated changes in terms to the Merger Agreement since March 10, 2014. During this time, Financo and Goldman Sachs confirmed their financial analyses discussed the day before and each of Financo and Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of March 11, 2014, and based upon and subject to the factors and assumptions set forth in the written opinions, attached hereto as Annexes A and B respectively, the $65 in cash per Share to be paid to the holders (other than MW and any of its affiliates) of Shares pursuant to the Second Amended Offer was fair from a financial point of view to such holders. Following discussion, the Board determined that the Merger Agreement constituted a Superior Proposal, as defined in the Everest Purchase Agreement.

        In the course of its deliberations, the Board considered a number of issues, including those described more fully below under "Reasons for the Recommendation." The Board also discussed certain of the risks and other countervailing factors related to entering into the Merger Agreement, which are also described more fully below under "Reasons for the Recommendation." Following this discussion, the Board unanimously (i) determined that the Merger Agreement, the Second Amended Offer, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Second Amended Offer and tender their Shares to the Offeror pursuant to the Second Amended Offer. The Compensation Committee of the Board, with the independent directors in attendance, approved the retention plan and the Wildrick Term Sheet.

        Also on March 11, 2014, prior to the execution and delivery of the Merger Agreement, the Company terminated the Everest Purchase Agreement, as a result of the Board's determination that the Second Amended Offer constitutes a Superior Proposal, as defined in the Everest Purchase Agreement.

        Also on March 11, 2014, prior to the execution and delivery of the Merger Agreement, the Company delivered to MW an executed copy of Amendment No. 3 to the Rights Agreement, pursuant to which the Rights Agreement was rendered inapplicable to the Second Amended Offer, the Merger and the Merger Agreement and the transactions contemplated thereby.

        Subsequently, on March 11, 2014, the Company, MW and Offeror executed and delivered the Merger Agreement.

        On March 11, 2014, the Company issued a press release announcing entering into the Merger Agreement with MW and the termination of the Everest Transaction and Company Tender Offer. The Company paid to Everest Topco a termination fee of $48 million and reimbursed Everest Topco for certain expenses pursuant to the Everest Purchase Agreement.

        On March 13, 2013, Eminence and the Company jointly filed a stipulation of dismissal with respect to the Second Amended Eminence Complaint and the action was dismissed with prejudice. See Item 8—"Additional Information—Litigation" for further information regarding such complaint.

        On March 13, 2013, the Court granted MW's unopposed motion for order of dismissal and dismissed the MW action with prejudice. See Item 8—"Additional Information—Litigation" for further information regarding such complaint.

        On March 20, 2014, MW and Offeror amended the Schedule TO to reflect the terms of the Second Amended Offer, including the extension of the expiration date to 5:00 p.m., New York City time on April 9, 2014.

  Reasons for the Recommendation

        In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with the Company's financial and legal advisors, numerous factors, including, but not limited to, those described below.

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  Premium to Market Price.  The Board considered the fact that the Offer Price represented (i) a 51.0% premium to the undisturbed $43.05 price per Share as of the close of trading on September 17, 2013 (the day immediately prior to the Company's submission of its proposal to acquire MW), (ii) a 56.0% premium to the $41.66 price per Share as of the close of trading on October 8, 2013, the day before it was publicly reported that the Company had submitted to MW a proposal to acquire MW, (iii) a 54.4% premium to the three-month volume-weighted average price per Share of $42.10, (iv) a 29.7% premium to the 52-week pre-announcement high of the price per Share of $50.10 (on October 18, 2012), (v) a 13.8% premium to the 10-year pre-announcement high of the price per Share of $57.10 (on May 31, 2011) and (vi) a price per Share that is higher than the Shares have ever traded.

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  Form of Consideration.  The Board considered the fact that the Merger Consideration will be paid entirely in cash, providing certain, near-term value and liquidity to our stockholders.

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  Opinions of the Company's Financial Advisors.  The Board considered the opinions of Goldman Sachs and Financo delivered to the Board that as of the date of such opinions, and based on the assumptions, qualifications and limitations set forth therein, the $65 in cash per Share to be paid to the holders (other than MW and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in this Item 4 under "Opinions of Financial Advisors to the Board" and as set forth in the full text of such opinions attached hereto as Annexes A and B.

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  Highest Price Reasonably Available.  The Board believed that the Company had negotiated the highest price per Share that MW was presently willing to pay for the Company. The Board considered that the Company's actions had resulted in an increase of the Offer Price from $55 to $65 per Share and that since MW's first public proposal to acquire the Company in November 2013 the Company had not received any offer or proposal to acquire the Company from any other potential acquiror. The financial advisors indicated that it would be unlikely that any other potential bidder could pay as much as MW, due in part to the synergies expected by MW in a transaction. The Board also considered that MW, through its representatives, had advised that it would not pay a price higher than $65 per Share.

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  Full and Fair Value.  The Board believed that the Offer Price represents full and fair value for the Shares, taking into account the Board's familiarity with the Company's current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company's future business plan and potential long-term value, including the Everest Transaction and the Company Tender Offer.

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  Loss of Opportunity.  The Board considered the possibility that, if it declined to adopt the Merger Agreement, there may not be another opportunity for the Company's stockholders to receive a comparably priced transaction and that the short-term market price for the Shares could fall below the value of the Merger Consideration, and possibly substantially below the value of the Merger Consideration.

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  Review of Strategic Alternatives.  The Board considered potential strategic alternatives available to the Company, including the potential stockholder value that could be expected to be generated by remaining an independent public company, and by consummating the Everest Transaction and the Company Tender Offer, as well as the potential benefits, risks and uncertainties associated with such alternatives. The Board believes that the sale of the Company for $65.00 per Share is likely to create greater value to the Company's stockholders than, and is a better alternative to, the Company's remaining a public company and pursuing the Company's strategic business plan, including the Everest Transaction and the Company Tender Offer, considering the potential risks and uncertainties related to the execution of that plan (including the potential impact on the value of the Company of any failure to achieve the projected financial results of such plan) and the time periods within which the benefits of such plans may be realized.

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  Terms of the Merger Agreement.  The Board considered that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company or MW, are fair to the Company's stockholders. The Board also believed that the terms of the Merger Agreement include the most favorable terms reasonably attainable from MW.

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  Conditions to the Consummation of the Second Amended Offer and the Merger; Likelihood of Closing.  The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Offeror to accept for payment and pay for the Shares tendered pursuant to the Second Amended Offer, as well as the Company's ability to seek specific performance to prevent certain breaches or threatened breaches of the Merger Agreement, including to cause the Second Amended Offer and Merger to be consummated if all of the conditions to MW and Offeror's obligations to effect the Second Amended Offer closing have been satisfied or waived, subject to certain limitations.

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  Minimum Condition.  The Board considered the fact that MW revised the Minimum Condition (as defined in the Merger Agreement) to be set at a majority threshold, rather than 90% as set forth in the First Amended Offer.

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  Regulatory Approvals.  The Board considered the fact that the Merger Agreement requires that MW use its best efforts to take actions necessary to satisfy the Antitrust Condition (as defined in the Merger Agreement), subject to an exception that MW would not be required to effect any divestiture that would be reasonably likely to have a material adverse effect on the business or operations of the combined company, assuming that the combined company was the size of the Company and its subsidiaries taken as a whole, provides an "Outside Date" of September 30, 2014 by which time it is reasonable to expect that the Antitrust Condition and other conditions to consummation of the Second Amended Offer and Merger are reasonably likely to be satisfied and provides for a $75 million reverse termination fee if the Antitrust Condition is not satisfied which the Board believes provides a meaningful economic incentive to MW to pursue the satisfaction of the Antitrust Condition diligently and expeditiously.

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  No Financing Condition.  The Board considered the representation of MW that it has available sufficient financial resources to satisfy its obligations to cause Offeror to purchase and pay for Shares pursuant to the Second Amended Offer and to cause the Surviving Corporation to pay the Merger Consideration and the fact that the Second Amended Offer and the Merger are not subject to a financing condition. The Board also considered the creditworthiness of MW and its ability to pay the Merger Consideration, including MW's execution of a commitment letter with respect to the financing of the transactions.

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  Ability to Respond to Certain Unsolicited Takeover Proposals.  The Board considered the fact that while the Merger Agreement prohibits the Company and its subsidiaries from, directly or indirectly, (a) soliciting, initiating, knowingly encouraging or knowingly facilitating, or furnishing or disclosing non-public information in furtherance of, any inquiries or the making of any proposal or offer which constitutes, or may reasonably be expected to lead to, any proposal or offer with respect to any Alternative Transaction (as defined in the Merger Agreement), (b) entering into, negotiating, participating in or engaging in discussions with any person (other than MW, Offeror or their respective representatives) with respect to any Alternative Transaction (as defined in the Merger Agreement) or any inquiry with respect thereto, (c) entering into any agreement to (x) consummate any Alternative Transaction, (y) approve or endorse any Alternative Transaction or (z) in connection with any Alternative Transaction, requiring it to abandon, terminate or fail to consummate the Merger, (d) granting any waiver, amendment or release under the Rights Agreement (as defined below), or (e) agreeing to resolve to take, or take any of the actions prohibited by clause (a), (b), (c) or (d) of this sentence, the Merger Agreement provides that the Company may contact any person making such proposal and its representatives to ascertain facts or clarify terms and conditions for the sole purpose of the Board informing itself about such proposal and the person that made it, and the Company may furnish information to, and negotiate or engage in discussions with, any party who delivers a bona fide written proposal for an Alternative Transaction which was made and not solicited, initiated, knowingly encouraged or knowingly facilitated by the Company or its representatives after the date of the Merger Agreement, if at any time prior to the closing of the Second Amended Offer, in response to a bona fide written proposal for an Alternative Transaction that the Board determines in good faith after consultation with its outside counsel that the failure to provide such information or engage in such negotiations or discussions is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law and reasonably determines in good faith that such proposal is, or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement). In addition, the Board considered the fact that the Board could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee, prior to the closing of the Second Amended Offer.

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  Extensions of Offer Period.  The Board considered the fact that the Merger Agreement provides that Offeror would be required to extend the Second Amended Offer one or more times (until as late as September 30, 2014) beyond the expiration date of the Second Amended Offer if the conditions to the consummation of the Offer are not satisfied as of each expiration date of the Second Amended Offer.

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  Appraisal Rights.  The Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the "fair value" of their Shares at the completion of the Merger.

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  Timing of Completion.  The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, which, assuming the satisfaction of the Antitrust Condition, should allow stockholders to receive the Merger Consideration in a relatively short time frame, followed promptly by the Merger in which stockholders who do not tender will receive the same consideration as received in the Second Amended Offer. The Board also considered the business reputation of MW and its management and the substantial financial resources of MW and, by extension, Offeror, which the Board believed supported the conclusion that an acquisition transaction with MW and Offeror could be completed relatively quickly and in an orderly manner. Also, the Board considered the fact that the Merger Agreement requires that the Merger be consummated pursuant to Section 251(h) of the DGCL, and could therefore be expected to occur expeditiously after the closing of the Second Amended Offer.

        The Board has also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Second Amended Offer, the Merger and the Merger Agreement. These issues included the following:

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  Foregone Everest Transaction Opportunity.  MW had required that the Everest Transaction be terminated as a condition to entering into the Merger Agreement. The Board considered that by terminating the Everest Transaction, the Company is foregoing the opportunity to capitalize on the significant near and long-term growth and value creation, and accretion, arising from the Everest Transaction and the Company Tender Offer.

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  Eddie Bauer Termination Fee.  The Board considered the fact that the Company is required to pay $48 million to Everest under the Everest Transaction in connection with the termination of the Everest Transaction, which was required as a condition to entering into the Merger Agreement.

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  Regulatory Risk.  The Board considered the fact that completion of the Second Amended Offer and the Merger would require antitrust clearance (including the fact that the FTC has issued the Second Request) and the satisfaction of other closing conditions that are not within the Company's control. The Board considered that, in light of the $48 million termination fee paid in connection with the termination of the Everest Transaction, among other things, the $75 million termination fee payable by MW to the Company might not adequately compensate the Company for its aggregate expenses related to both the Everest Transaction and the transactions contemplated by the Merger Agreement including the Second Amended Offer and the Merger (collectively, the "Transaction") if the Second Amended Offer is not consummated due to the failure to obtain antitrust clearance.

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  MW's Ability to Pay a Higher Price.  While the Board believed the Company had negotiated the highest price that MW was presently willing to pay for the Company, the Board considered, in consultation with its financial advisors, that MW could in theory still effect an accretive transaction at a higher price than $65.00 per Share in light of the synergies that MW had publicly announced it expected to achieve in connection with its acquisition of the Company, although such higher price would involve greater debt leverage.

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  Impact of Announcement on the Company.  The Board considered the effect of a public announcement of the transactions on the Company's operations, stock price and employees and its ability to attract and retain key management and sales personnel while the Second Amended Offer and the Merger are pending and the potential adverse effects on the financial results of the Company as a result of that disruption.

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  Adverse Effect of Unconsummated Transaction.  The Board considered the potential adverse effect on the Company's business, stock price and ability to attract and retain key employees if the Second Amended Offer and Merger were entered into and publicly announced but not consummated.

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  Diversion of Management Attention.  The Board considered the risk of diverting management's attention from other strategic priorities during the pendency of the Second Amended Offer and the Merger to focus on matters relevant to the Second Amended Offer and the Merger.

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  Tax Treatment.  The Board considered that the payment of the Merger Consideration to be received by the holders of Shares in the Second Amended Offer or the Merger, as applicable, would be taxable to such holders for U.S. federal income tax purposes.

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  Customers and Suppliers.  The Board considered the potential impact on the Company's business of any negative reaction by customers, suppliers or other Company constituencies after the announcement of the Second Amended Offer.

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  Restrictions on Business Combinations.  The Board considered the restrictions on the Company's ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The Board understood that, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to MW's willingness to enter into the Merger Agreement and were believed by the Board to be reasonable in light of, among other things, the benefits of the Second Amended Offer and the Merger to the Company stockholders and the fact that MW's offer to purchase the Company had been public for a length of time.

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  Pre-Closing Covenants.  The Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of MW. The Board further considered that these provisions may limit the Company's ability to pursue business opportunities that it would otherwise pursue.

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  Termination Fee.  The Board considered the termination fee of $60 million that could become payable by the Company to MW pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement by the Company to accept a Superior Proposal, and concluded that the fee was reasonable in light of, among other things, the benefits of the Second Amended Offer and the Merger to the Company's stockholders.

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  No Stockholder Participation in Future Growth or Earnings.  The Board considered that the Company's stockholders will not participate in the Company's potential future earnings and growth and will not benefit from any potential future increase in its value following the Second Amended Offer and the Merger that may have been realized if the Company remained independent, which may have resulted in future prices for the Shares in excess of the Merger Consideration.

        The foregoing discussion of the information and issues considered by the Board is not intended to be exhaustive, but includes the material information, issues and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Second Amended Offer, the Merger and the Merger Agreement. In light of the variety of issues and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the issues considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and issues involved. Individual members of the Board may have given different weight to different issues in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company's financial advisors and outside legal counsel.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE SECOND AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE SECOND AMENDED OFFER.

Opinions of Financial Advisors to the Board

Fairness Opinion of Financo

        The Board retained Financo to provide it with advisory services and to render an opinion as to the fairness, from a financial point of view, of the $65.00 in cash per Share to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Merger Agreement. The Board selected Financo to act as its financial advisor based upon Financo's qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. Financo is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements of capital, and for other purposes. In this capacity, Financo is regularly engaged in valuing these businesses. At the meeting of the Board on March 11, 2014, Financo rendered its oral opinion, followed by the delivery of a written opinion on March 11, 2014, which we refer to as the "Fairness Opinion", that, as of March 11, 2014, and based upon and subject to the various considerations set forth in the Fairness Opinion, the $65.00 in cash per Share to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of the written Fairness Opinion of Financo, dated as of March 11, 2014, is attached hereto as Annex A. The Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Financo in rendering the Fairness Opinion. We encourage you to read the entire Fairness Opinion carefully and in its entirety. The Fairness Opinion is directed to the Board and addresses only the fairness from a financial point of view of the $65.00 in cash per Share to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Second Amended Offer as of the date of the Fairness Opinion. It does not address any other aspects of the Transaction and does not constitute a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Second Amended Offer or whether any holder of Shares should vote in favor of the Merger or take any other action with respect to the Transaction. The summary of the Fairness Opinion set forth below is qualified in its entirety by reference to the full text of the Fairness Opinion.

        In connection with rendering the Fairness Opinion, Financo reviewed and analyzed such financial and other matters that they deemed relevant (which we refer to collectively as, the "Information"), including, among other things:

  •
  a draft of the Merger Agreement, dated March 8, 2014;

  •
  certain publicly available information concerning the Company, including, without limitation, research and analyst reports and financial forecasts, the Company's Form 10-K for the year ended February 2, 2013 and certain reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain internal financial and operating information with respect to the past and current business operations, financial condition and prospects of the Company prepared by management of the Company and approved for use by the Company;

  •
  a comparison of the financial condition and market prices for the Company with other companies that are similar to the Company that Financo deemed relevant and appropriate;

  •
  a comparison of the financial terms of the Transaction with the terms of certain other recent transactions that Financo deemed relevant;

  •
  certain standalone projected financial information of the Company prepared by management of the Company and approved for use by the Company, that do not assume the consummation of the Everest Transaction or the Company Tender Offer;

  •
  the reported price and trading activity for the Company's common stock; and

  •
  such other financial, strategic and market information that Financo deemed relevant.

        In addition, Financo had discussions with the management of the Company and its advisors concerning the material terms of the Transaction and the Company's businesses, operations, assets, present conditions and future prospects, and undertook such other studies, analyses and investigations as Financo deemed relevant or appropriate.

        In preparing the Fairness Opinion, Financo assumed and relied upon the accuracy and completeness of, and did not independently verify, the Information supplied or otherwise made available to Financo (including, without limitation, the representations and warranties contained in the Merger Agreement), discussed or reviewed by or for Financo, or that is publicly available, and Financo did not assume any responsibility for, nor make any independent verification of, any of the Information. Financo further relied on the assurances of management and staff of the Company and its advisors that they were unaware of any facts that would make the Information incomplete or misleading. Financo has, at the Company's direction, assumed and relied upon the reasonableness and accuracy of the Company's financial projections and forecasts provided to Financo, and has assumed that such projections and forecasts have been reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. Accordingly, Financo did not express an opinion or any other form of assurance on, and assumed no responsibility for, the accuracy, completeness or correctness (or, in the case of projections and forecasts or the assumptions upon which they may be based, the achievability) of the Information. Financo has further assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without waiver, delay or modification, by any party thereto, of any of the material terms or conditions contained in the Merger Agreement, and Financo has assumed that, in the course of obtaining the necessary regulatory approvals for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the contemplated benefits of the Transaction. Financo has also assumed that the final form of the Merger Agreement will be substantially similar to the draft Merger Agreement presented to Financo by the Company and reviewed by Financo. In addition, Financo was not requested to solicit, and did not solicit, interest from other parties with respect to a sale of the Company or any other similar transaction.

        The Fairness Opinion was issued and approved by the fairness opinion committee of Financo and was necessarily based upon economic, market and other conditions and circumstances as they existed and could be evaluated, and information made available to Financo, as of the date thereof. Although such conditions and circumstances may have changed and may change in the future, Financo assumed no obligation to update, revise or reaffirm the Fairness Opinion.

        Financo did not express an opinion as to the prices at which the Company's common stock may trade at any time. The Fairness Opinion was limited to the fairness, from a financial point of view, of the $65.00 in cash per Share to be paid to the holders (other than Offeror and any of its affiliates) of Shares pursuant to the Transaction, and Financo assumed that there will be no changes to the financial terms of the Transaction after March 11, 2014. Further, Financo expressed no opinion or view as to any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the form, structure or timing of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction. Financo expressed no view on, and the Fairness Opinion did not address, the fairness of the $65.00 in cash per Share or any other term or aspect of the Transaction, to, or any consideration received in connection therewith by, the Purchaser and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $65.00 in cash per Share proposed to be paid to the holders of Shares pursuant to the Transaction or otherwise. Furthermore, the Fairness Opinion did not address the Company's underlying business decision with respect to the Transaction, and the Fairness Opinion did not address the relative merits of the Transaction as compared to any alternative transaction that might be available to the Company, including the Everest Transaction or the Company Tender Offer.

        In arriving at the Fairness Opinion, Financo did not conduct an inspection of the properties and facilities of the Company, MW or any of their respective subsidiaries, and did not review any of the books and records of the Company, MW or any of their respective subsidiaries, except as described in the Fairness Opinion. Financo did not make any independent evaluation or appraisal of the assets or liabilities of the Company, MW or any of their respective subsidiaries (including any contingent, derivative or other off-balance-sheet assets and liabilities) and did not obtain any evaluations or appraisals from a third party of the assets or liabilities of the Company, MW or their respective subsidiaries. Furthermore, Financo did not consider any tax, accounting or legal effects of the Transaction on any person or entity, as Financo understood that the Company had received such advice as it deemed necessary from qualified professionals. Financo did not subject the Information to either (i) any independent review by Financo or a third party of any kind or (ii) an audit in accordance with generally accepted accounting attestation standards or the Statement on Standards for Prospective Financial Information issued by the American Institute of Certified Public Accountants. Further, Financo's preparation of the Fairness Opinion did not include a detailed review of any of the Company's transactions, and cannot be expected to identify errors, irregularities or illegal acts, including fraud or defalcations, that may exist. Financo did not evaluate the solvency or fair value of the Company, MW or the Offeror, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

        The following is a summary of the material analyses performed by Financo in connection with the preparation of the Fairness Opinion. This summary describes the financial analyses used by Financo and deemed to be material, but does not purport to be a complete description of analyses performed by Financo in arriving at the Fairness Opinion. Certain of the summaries of financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses used by Financo, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Comparable Companies Analysis

        The comparable companies analysis method applied public market trading multiples of selected publicly traded companies to the Company to derive an indication of value ranges. Financo selected public companies operating in the specialty retail industry similar to the Company based on Financo's judgment as to the comparability of the operating and financial characteristics Financo deemed relevant, such as revenues and channels of distribution of such companies to the Company (the "Trading Comparables Peer Group Companies"). The Trading Comparables Peer Group Companies consisted of:

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  Abercrombie & Fitch Co.

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  Aéropostale, Inc.

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  American Eagle Outfitters, Inc.

  •
  ANN, Inc.

  •
  Chico's FAS, Inc.

  •
  The Children's Place Retail Stores, Inc.

  •
  Express, Inc.

  •
  Francesca's Holdings Corporation

  •
  The Gap, Inc.

  •
  L Brands, Inc.

  •
  New York & Company, Inc.

  •
  Urban Outfitters, Inc.

        Financo calculated and compared financial multiples and ratios of the Trading Comparables Peer Group Companies based on the most recent publicly available data through March 8, 2014 as follows:

  i.
  the ratio of the enterprise value of each Trading Comparables Peer Group Company to its earnings before interest, taxes, depreciation and amortization, as adjusted for certain non-recurring or other special items ("EBITDA") for the calendar year 2013 and its estimated EBITDA for calendar years 2014 and 2015,

  ii.
  the ratio of each Trading Comparables Peer Group Company's market value as a multiple of its estimated net income as adjusted for certain non-recurring or other special items ("Net Income") for calendar years 2014 and 2015.

        Estimated information for calendar years 2014 and 2015 for the Trading Comparables Peer Group Companies represents publicly available consensus estimates as reported by S&P Capital IQ as of March 8, 2014.

        Based on an analysis of the multiples of the Trading Comparables Peer Group Companies and Financo' professional judgment and industry knowledge, Financo applied a selected range of multiples to the Company's (i) calendar year 2013 EBITDA and (ii) the Company's calendar years 2014 and 2015 estimated EBITDA and estimated Net Income to calculate indications of implied enterprise value and eventually common equity value. The applied multiple range was determined based on Financo's professional judgment and industry knowledge. Factors that were taken into consideration in making this determination include the reference multiple range, which is the range of multiples from lowest to highest of the Trading Comparables Peer Group Companies based on the relevant metrics, and the calculation of the median multiples for the Trading Comparables Peer Group Companies based on such metrics. Financo applied the applied multiple range to the applicable metrics of the Company to calculate the implied common equity per share value ranges. The resulting values were divided by the number of shares of the Company's common stock outstanding on a fully diluted basis, using the treasury stock method, which provides an implied common equity per share value range. As a result of the foregoing, Financo determined an implied common equity per share value range of the Company's common stock as follows, as compared to the $65.00 in cash per Share provided in the Merger Agreement:

	Median Multiple	Reference Multiple Range	Applied Multiple Range	Implied Common Equity Per Share Value Range
Enterprise Value to 2013 EBITDA	7.2x	4.7x to 10.0x	6.5x to 7.5x	$47.71 to $52.61
Enterprise Value to 2014E EBITDA	6.1x	5.2x to 8.6x	5.5x to 6.5x	$51.20 to $57.63
Enterprise Value to 2015E EBITDA	5.4x	4.7x to 7.8x	5.0x to 6.0x	$50.84 to $57.83
Market Value to 2014E Net Income	16.5x	11.5x to 22.2x	16.0x to 17.0x	$51.95 to $55.20
Market Value to 2015E Net Income	14.2x	10.5x to 24.6x	13.5x to 14.5x	$48.51 to $52.11

Precedent Transactions Analysis

        Financo reviewed and analyzed certain publicly available financial information of select target companies in the specialty retail industry in selected precedent merger and acquisition transactions, as listed and described below. In selecting the target companies, consideration was given to the similarity to the Company of the operating and financial characteristics of such targets, such as revenues and channels of distribution, that Financo deemed relevant. Financo found nine transactions within the specialty retail industry that had measures of comparability.

        For each of the transactions included in Financo's analysis, Financo determined the enterprise values of the target companies as a multiple of their LTM EBITDA based on information from S&P Capital IQ and other publicly available information. The transactions reviewed are as follows:

Announcement Date	Acquiror	Target
February 28, 2010	CCMP Capital Advisors LLC	Francesca's Collections, Inc.
March 15, 2010	Phillips-Van Heusen Corporation	Tommy Hilfiger B.V.
October 11, 2010	Bain Capital LLC	Gymboree Corp.
November 23, 2010	TPG Capital	J. Crew Group Inc.
February 24, 2012	Kenneth D. Cole	Kenneth Cole Productions, Inc.
May 2, 2012	Ascena Retail Group, Inc.	Charming Shoppes, Inc.
March 7, 2013	Sycamore Partners	Hot Topic Inc.
May 10, 2013	Towerbrook Capital Partners L.P.	True Religion Apparel, Inc.
May 23, 2013	Apax Partners	rue21, inc.

        Based on an analysis of the precedent transactions identified above and Financo's professional judgment and industry knowledge, Financo applied a selected range of multiples to the Company's estimated EBITDA for the 2013 calendar year to derive a range of estimated implied enterprise values and eventually equity values of the Company. The applied multiple range was determined based on Financo's professional judgment and industry knowledge. Factors that were taken into consideration in making this determination include the reference multiple range, which is the range of multiples from lowest to highest of the Precedent Transactions based on the relevant metric, and the calculation of the median multiple of the Precedent Transactions based on such metric. Financo applied the applied multiple range to the applicable metric of the Company to calculate the implied common equity per share value range. The resulting equity value ranges were divided by the number of shares of the Company's common stock outstanding on a fully diluted basis, using the treasury stock method.

        As a result of the foregoing, Financo determined an implied common equity per share value range of the Company's common stock as follows, as compared to the $65.00 in cash per Share provided in the Merger Agreement:

	Median Multiple	Reference Multiple Range	Applied Multiple Range	Implied Share Range
Enterprise Value to LTM EBITDA	8.9x	6.9x to 13.3x	8.5x to 9.5x	$57.50 to $62.40

Discounted Cash Flow Analysis

        Financo calculated a range of equity values per share for the Company based on a discounted cash flow analysis, which is designed to imply a value of the Company as a standalone entity based on the present value of (i) projected future free cash flows of the Company for the four-year period including the fiscal twelve months ending January 2015 through January 2018, based on the Company's management projections, and (ii) terminal values based on the Company's estimated free cash flow for the fiscal twelve months ending January 2018, in each case based on the Company's management projections for that four-year period. Free cash flow was calculated by the Company based on EBIT less assumed taxes paid on EBIT, plus estimated depreciation and amortization, less estimated capital expenditures and less estimated increases in working capital items. The free cash flows derived from this calculation were approximately $70,000,000, $74,000,000, $85,000,000 and $98,000,000 for each of the fiscal twelve months ended January 31, 2015, 2016, 2017 and 2018, respectively.

        Financo also calculated estimated terminal value ranges for the Company utilizing the perpetuity growth method based on calculated estimated free cash flow for the fiscal twelve months ending January 2018 and estimated perpetuity growth rates of 2.5% to 3.5%. The terminal values derived from this calculation ranged from approximately $717,000,000 to $938,000,000. The free cash flows and the terminal values were discounted to present value using discount rates ranging from 11.5% to 12.5%, determined by Financo in its judgment and experience based on its estimated weighted average cost of capital of the Company derived from the Trading Comparables Peer Group Companies and general market factors.

        The discounted cash flow analysis resulted in an implied value per share of Company common stock range of $50.07 to $58.14.

Premiums Paid Analysis

        Financo reviewed data from 83 acquisitions of publicly traded domestic companies based on information from S&P Capital IQ, in which 100% of the target's equity was acquired for cash at a transaction value between $1 billion and $3 billion, occurring after January 1, 2011. Specifically, Financo analyzed the acquisition price per share as a premium to the closing share price one day, one week and one month prior to the announcement of each transaction. Financo compared the range of resulting per share stock price premiums for the reviewed transactions to the premium implied by the $65.00 in cash per share provided in the Merger Agreement based on the Company's respective share price one day, one week and one month prior to October 8, 2013 (the last full trading day before the public announcement of a proposal by the Company to acquire MW). Information regarding the premiums from Financo's analysis of selected transactions is set forth in the following table:

		Selected Transactions
Period Before October 8, 2013	Implied Premium at $65.00	First Quartile	Median	Third Quartile
One Day Prior	56.0%	12.2%	24.3%	36.4%
One Week Prior	48.1%	15.5%	27.8%	39.6%
One Month Prior	55.3%	17.9%	28.4%	47.6%

General

        In connection with the review of the Transaction by the Board, Financo performed financial and comparative analyses for purposes of rendering the Fairness Opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. The foregoing summary does not purport to be a complete description of the analyses performed by Financo. In arriving at the Fairness Opinion, Financo considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered; rather, Financo made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. Financo believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Financo may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions.

        In performing its analyses, Financo made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Financo's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Financo conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the $65.00 in cash per Share to be paid to the holders (other than Purchaser and any of its affiliates) of Shares pursuant to the Merger Agreement and in connection with the delivery of the Fairness Opinion to the Company's Board. These analyses do not purport to be appraisals or to reflect the prices at which share of the Company's common stock might actually trade.

        The $65.00 in cash per Share to be paid to the holders (other than Purchaser and any of its affiliates) of Shares was determined through arm's length negotiations between the Company and MW and was approved by the Company's Board. Financo provided advice to the Company's Board during these negotiations. Financo did not, however, recommend any specific consideration to the Company or its directors or that any specific consideration constituted the only appropriate consideration for the Transaction. The Fairness Opinion was one of many factors taken into consideration by the Board in resolving to adopt the Merger Agreement.

        Under the terms of its engagement letter, dated February 1, 2012, as amended, Financo provided the Company's Board with advisory services and the Fairness Opinion in connection with the Transaction. Financo did not receive any fee in connection with its delivery of the Fairness Opinion. The Company previously paid Financo a fee of $1,000,000 upon delivery of an inadequacy opinion in connection with MW's previous offer to acquire all outstanding shares of common stock of the Company at a purchase price of $63.50 per Share, which we refer to as the "Inadequacy Opinion Fee". The engagement letter also provides that Financo is entitled to a fee, which fee is contingent upon consummation of the Transaction, and which we refer to as the "Transaction Fee," equal to one-half of 1.65% of the aggregate equity value of the Transaction up to a Transaction consideration of $65.00 per Share and one-half of 3.00% of the incremental portion of Transaction consideration above $65.00 per Share, which Transaction Fee would be approximately $15 million based on an aggregate equity value of approximately $1.823 billion, to be paid upon the closing of the Transaction. In any case, the Inadequacy Opinion Fee already paid to Financo will be credited against any such Transaction Fee. The Company has also agreed to reimburse Financo for its reasonable direct out-of-pocket expenses (including reasonable fees and disbursements of outside counsel to Financo) incurred in connection with its services. In addition, the Company has agreed to indemnify Financo and any of its affiliates, partners, directors, agents, employees and controlling persons against liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Financo's engagement, except in the case of gross negligence or bad faith. Since February 1, 2012, Financo has also served as financial advisor to the Company in connection with the Company's evaluation of certain other strategic alternatives and selected potential acquisitions of other companies, including the Company's proposal to acquire MW and the Company's proposed acquisition of Everest Holdings, and Financo has received, and may in the future, receive compensation in connection with such matters.

        Except as described above or in Item 5 of this Statement, during the two year period prior to March 11, 2014, no other material relationship existed between Financo and its affiliates and the Company or MW pursuant to which compensation was received by Financo. Financo and its affiliates may in the future provide investment banking and other financial services to the Company, MW or the Offeror and their respective affiliates and in the future may receive compensation for the rendering of such services.

Opinion of Goldman Sachs & Co.

        Goldman Sachs rendered to the Board its oral opinion, subsequently confirmed in writing, that, as of March 11, 2014 and based upon and subject to the factors and assumptions set forth therein, the $65.00 in cash per Share to be paid to the holders (other than MW and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated March 11, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Second Amended Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended February 2, 2013;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain other communications from the Company to its stockholders;

  •
  certain publicly available research analyst reports for the Company; and

  •
  certain internal financial analyses and forecasts for the Company that assume the consummation of the Everest Transaction and the Company Tender Offer, in an amount of $300,000,000, as prepared by the management of the Company and approved for Goldman Sachs' use by the Company (the "Forecasts").

        Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty retail industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

        For purposes of rendering this opinion, Goldman Sachs, with the Board's consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Board's consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

        Goldman Sachs' opinion does not address the underlying business decision of the Company to engage in the Transaction, the Everest Transaction or the Company Tender Offer, or the relative merits of the Transaction as compared to the Everest Transaction and the Company Tender Offer or any other strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company.

Goldman Sachs' opinion addresses only the fairness from a financial point of view to the holders (other than MW and its affiliates) of Shares, as of the date of the opinion, of the $65.00 in cash per Share to be paid pursuant to the Merger Agreement. Goldman Sachs' opinion does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the $65.00 in cash per Share to be paid to the holders (other than MW and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs' opinion does not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or MW or the ability of the Company or MW to pay their respective obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 6, 2014 and is not necessarily indicative of current market conditions.

        Illustrative Present Value of Future Share Price Analysis.    Goldman Sachs performed an illustrative analysis of the implied present value of a theoretical future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2014 to 2017, which Forecasts assume the consummation of the Everest Transaction and the Company Tender Offer, in an amount of $300,000,000. For this analysis, Goldman Sachs first calculated the present values per Share as of January 31 for each of the fiscal years 2014 to 2017 by applying price to forward earnings per share multiples of 12.0x to 14.0x earnings per Share estimates for each of the fiscal years 2014 to 2017, and then discounted these theoretical future values of the Company's equity on a per Share basis to present values as of January 31, 2014 using an illustrative discount rate of 10.25%, reflecting an estimate of the cost of equity for the Company. These analyses resulted in the following implied present values per share of Common Stock:

Fiscal Year	Implied Present Value Per Share Based on Illustrative Price-to-Earnings Ratio of 12.0x to 14.0x
Fy 2013	$42.24 - $49.28
Fy 2014	$54.12 - $63.14
Fy 2015	$61.82 - $72.13
Fy 2016	$71.21 - $83.08

        Illustrative Discounted Cash Flow Analysis.    Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis for the Company to determine a range of implied per Share values for the Company. Goldman Sachs conducted its discounted cash flow analysis using estimated unlevered free cash flows (calculated as after-tax earnings before interest plus depreciation and amortization less increases in working capital or plus any decrease in working capital, less capital expenditures) for the Company for the years 2014 through 2017. The unlevered free cash flows were discounted to January 31, 2014 using illustrative discount rates ranging from 9.3% to 11.3% reflecting estimates of the Company's weighted average cost of capital. Goldman Sachs then calculated an illustrative range of terminal values as of January 31, 2018 for the Company and applying illustrative perpetuity growth rates ranging from 1.6% to 4.5%. Goldman Sachs then discounted these illustrative terminal values using the range of illustrative discount rates, as described above. Goldman Sachs then aggregated the present values of the illustrative terminal values with the present values of the illustrative cash flows for each of the years 2014 through 2017 to calculate the present values of illustrative equity values of the Company as of January 31, 2014. Goldman Sachs then divided such present values of illustrative equity values by the number of Shares on a fully diluted basis, based on the SEC filings of the Company, to calculate the illustrative per Share equity values. This analysis resulted in a range of illustrative value indications of $64.75 to $82.42 per Share.

        In rendering the opinion described above, Goldman Sachs in addition took into account the following financial analyses, which by their reference to historical periods and trading price activity of the Company, consider the Company without giving effect to the Everest Transaction and the Company Tender Offer:

        Historical Stock Trading Analysis.    Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the five-year period ended March 6, 2014. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to the closing price of the Shares as of September 17, 2013, the day immediately prior to the Company's submission of its proposal to acquire MW, October 8, 2013, the day before it was publicly reported that the Company had submitted to MW a proposal to acquire MW, the high market prices of the Shares for the 52-week and 10-year period ended September 17, 2013 and the volume weighted average prices ("VWAP") for the Shares for the three-month period ended September 17, 2013.

        This analysis indicated that the $65.00 in cash per Share to be paid to holders of the Shares pursuant to the Merger Agreement represented:

  •
  a premium of 51.0% based on the September 17, 2013 closing price of $43.05 per Share;

  •
  a premium of 56.0% based on the October 8, 2013 closing price of $41.66 per Share;

  •
  a premium of 54.4% based on the three-month VWAP of $42.10 per Share;

  •
  a premium of 29.7% based on the 52-week high market price of $50.10 per Share; and

  •
  a premium of 13.8% based on the 10-year high market price of $57.10 per Share.

        Selected Transactions Analysis.    Goldman Sachs analyzed certain information relating to the following selected transactions in the apparel and specialty retail industry since 2010:

  •
  LGP Management, Inc. / Lucky Brand Dungarees, Inc. (December 2013)

  •
  Sycamore Partners Management, L.L.C. / The Jones Group Inc. (December 2013)

  •
  Ares Management LLC / Canada Pension Plan Investment Board / Neiman Marcus Group LTD Inc. (September 2013)

  •
  Hudson's Bay Company / Saks Incorporated (July 2013)

  •
  HanesBrands Inc. / Maidenform Brands, Inc. (July 2013)

  •
  LVMH Moet Hennessy Louis Vuitton SA / Loro Piana SpA (July 2013)

  •
  Apax Partners LLP / rue21, inc. (May 2013)

  •
  TowerBrook Capital Partners LP / True Religion Apparel, Inc. (May 2013)

  •
  Sycamore Partners Management, L.L.C. / Hot Topic, Inc. (March 2013)

  •
  TA Associates Management, L.P. / Dutch, LLC (January 2013)

  •
  Apax Partners LLP / Cole Haan LLC (November 2012)

  •
  PVH Corp. / The Warnaco Group, Inc. (October 2012)

  •
  Ascena Retail Group, Inc. / Charming Shoppes, Inc. (May 2012)

  •
  Eurazeo SA / Moncler SpA (June 2011)

  •
  VF Corporation / The Timberland Company (June 2011)

  •
  Canadian Tire Corporation, Limited / The Forzani Group Ltd. (May 2011)

  •
  Labelux Group GmbH / Jimmy Choo Ltd. (May 2011)

  •
  PPR S.A. / Volcom, Inc. (May 2011)

  •
  TPG Capital, L.P. / Leonard Green & Partners, L.P. / J.Crew Group, Inc. (November 2010)

  •
  Bain Capital Partners, LLC / The Gymboree Corporation (October 2010)

  •
  Jones Apparel Group, Inc. / Stuart Weitzman Holdings, LLC (May 2010)

  •
  Phillips-Van Heusen Corporation / Tommy Hilfiger B.V. (March 2010)

        For each of the selected transactions, Goldman Sachs calculated and compared the target's total enterprise value, as implied by the precedent transaction, to the target's EBITDA for the most recently reported latest twelve month period ending prior to the announcement of the transaction. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company's results, market size and product profile.

        The following table presents the results of this analysis:

Selected Transactions
	Range (Low - High)	Strategic Deal Median	Sponsor Deal Median	The Transaction EV/2013 EBITDA ($137 million)
EV/EBITDA	7.6x - 19.3x	10.9x	9.4x	10.0x

        Selected Historical Premia Analysis.    Goldman Sachs reviewed and analyzed the acquisition premia for all announced and completed all-cash transactions between $500 million and $5 billion involving United States target companies from January 1, 2002 to September 30, 2013, excluding transactions with undisclosed value. Announced premia were calculated relative to the target's closing share price one day prior to announcement. The following table presents the results of this analysis:

One Day
Premia for the Transaction to September 17, 2013 Share price of $43.05 (based on the Offer Price)	51.0%
Premia for the Transaction to October 8, 2013 Share price of $41.66 (based on the Offer Price)	56.0%

	Year	One Day
Median Premia for Historical Transactions	2013 (through September 30, 2013)	33%
	2012	44%
	2011	35%
	2010	43%
	2009	42%
	2008	40%
	2007	24%
	2006	25%
	2005	24%
	2004	23%
	2003	30%
	2002	34%

        In rendering the opinion described above, Goldman Sachs also performed an Illustrative Ability to Pay analysis, which calculated the levels of accretion MW could theoretically achieve at various potential prices per Share, assuming various levels of synergies and EBITDA multiples of the combined company and certain assumptions as to MW's financing of the acquisition and the debt leverage that would result.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transaction.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than MW and its affiliates) of Shares, as of the date of the opinion, of the $65.00 in cash per Share to be paid pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The consideration to be paid pursuant to the Merger Agreement was determined through arm's-length negotiations between the Company and MW and was approved by the Board. Goldman Sachs provided advice to the Board during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

        As described above, Goldman Sachs' opinion to the Board was one of many factors taken into consideration by the Board in making its determination to adopt the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, MW, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transaction and other matters pursuant to Goldman Sachs' engagement by the Company. Goldman Sachs expects to receive fees for its services in connection with its engagement, including a transaction fee payable upon consummation of the Transaction or certain other transactions. Goldman Sachs has provided from time to time certain investment banking services to the Company and its affiliates for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to the Company in connection with the Everest Transaction, announced February 2014, and in connection with such acquisition, committed to provide the Company a senior secured credit facility and a bridge loan and to serve as initial purchaser for the Company's senior notes offering, and having acted as dealer manager with respect to the Company Tender Offer, launched February 2014. Goldman Sachs may also in the future provide investment banking services to the Company, MW and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

        The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated February 4, 2014, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transaction and certain other transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $15 million, all of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of Goldman Sachs' expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Intent to Tender

        To the Company's knowledge, after making reasonable inquiry, all of the Company's executive officers, directors, affiliates, or subsidiaries intend to tender any Shares he, she, or it holds of record or beneficially owns for purchase pursuant to the Second Amended Offer.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

        The Company has retained Goldman Sachs and Financo as its financial advisors in connection with the Company's consideration of the Second Amended Offer and other matters. The Company has agreed to pay Goldman Sachs and Financo for their services, including a transaction fee payable upon consummation of the Second Amended Offer or certain other transactions. In connection with a sale of the Company to MW, including the Second Amended Offer (if consummated), the transaction fee would be an amount equal to a percentage of the aggregate consideration paid in such transaction, such percentage to be higher with respect to the portion of the aggregate consideration that exceeds an agreed level. The transaction fee is payable if the Second Amended Offer is consummated. Based upon the Offer Price of $65.00 per Share, the transaction fee that would be payable to each of Goldman Sachs and Financo if the Second Amended Offer were consummated is approximately $15 million. Additionally, since February 1, 2012, the Company has agreed to pay an engagement fee for advisory services to Financo of $75,000 every six months. The Company has agreed to reimburse Goldman Sachs and Financo for their expenses and indemnify Goldman Sachs and Financo against certain liabilities that may arise out of their engagement.

        The Company has engaged Innisfree to assist it in connection with the Company's communications with its stockholders in connection with the Second Amended Offer. The Company has agreed to pay customary compensation to Innisfree for such services. In addition, the Company has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

        The Company has also retained Kekst as its public relations advisor in connection with the Second Amended Offer. The Company has agreed to pay Kekst customary compensation for such services. In addition, the Company has agreed to reimburse Kekst for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders with respect to the Second Amended Offer.

Item 6.    Interest in Securities of the Subject Company

        Other than in the ordinary course of business in connection with the Company's employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company does not have any knowledge of any negotiation being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by MW any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries of (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annexes or exhibits to this Statement or the Second Amended Offer, to the knowledge of the Company, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Second Amended Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.    Additional Information

Selected Company Forecasts

        The Company's management prepared certain financial forecasts as both a stand-alone Company and on a pro forma basis giving effect to the Everest Transaction and the Company Tender Offer. Such financial forecasts were reviewed by the Board and, with respect to the stand-alone financial forecasts, MW in connection with the Second Amended Offer and the Merger. These forecasts also were provided to the Company's financial advisors in connection with the preparation of their respective opinions.

        The assumptions and estimates underlying the Company financial forecasts, all of which are difficult to predict and many of which are beyond the control of Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company financial forecasts, whether or not the Second Amended Offer or the Merger is completed. The following is a summary of portions of such internal forecasts prepared by the Company's management.

Jos. A. Bank Clothiers, Inc.—Stand-Alone Financial Forecasts

($ in millions)

	FY2013E	FY2014P	FY2015P	FY2016P	FY2017P
Revenue	$1,032.2	$1,198.7	$1,255.0	$1,312.8	$1,371.9
% Growth	(1.6)%	16.1%	4.7%	4.6%	4.5%
Gross Profit	$596.6	$707.5	$746.8	$787.7	$830.0
% Margin	57.8%	59.0%	59.5%	60.0%	60.5%
Adjusted EBITDA(1)	$137.4	$180.2	$196.2	$212.5	$229.4
% Margin	13.3%	15.0%	15.6%	16.2%	16.7%
Adjusted Net Income	$66.8	$91.1	$100.8	$110.9	$121.6
% Margin	6.5%	7.6%	8.0%	8.4%	8.9%

(1)
Excludes certain one-time items including professional fees and impairment charges.

        EBITDA is a non-GAAP financial measure calculated by the Company defined as Net Income, plus Interest, Taxes, and Depreciation and Amortization. Adjusted EBITDA is defined as EBITDA, further adjusted for other nonrecurring costs such as Asset Impairment and Strategic Professional Fees. Adjusted Net Income is a non-GAAP financial measure calculated by the Company defined as Net Income, plus Tax Effected Impact of Impairment and Tax Effected Strategic Professional Fees. Although Adjusted EBITDA and Adjusted Net Income are not financial measures regularly utilized by the Company's management in its evaluation of the Company's performance, such financial measures were utilized by the Company and its advisors in connection with the analysis of the Offer Price as discussed in greater detail below under "Opinion of Financial Advisors to the Board"). Set forth below is a reconciliation of Adjusted EBITDA (non-GAAP) and Adjusted Net Income (non-GAAP) to Net Income (GAAP), the closest comparable GAAP measure.

Jos. A. Bank Clothiers, Inc.—EBITDA/Adjusted EBITDA/Adjusted Net Income Reconciliation

($ in millions)

	FY2013E	FY2014P	FY2015P	FY2016P	FY2017P
Net Income	$63.6	$91.1	$100.8	$110.9	$121.6
Provision for Income Taxes	39.2	56.5	62.6	68.8	75.5
Interest Income, net	(0.3)	(0.5)	(0.5)	(0.5)	(0.6)
Depreciation and Amortization	29.6	33.1	33.3	33.3	32.9
EBITDA	132.0	180.2	196.2	212.5	229.4

Asset Impairment	1.0	—	—	—	—
Strategic Professional Fees	4.3	—	—	—	—

Adjusted EBITDA	$137	$180.2	$196.2	$212.5	$229.4
Net Income	$63.6	$91.1	$100.8	$100.9	$121.6
Tax Effected Impact of Impairment	0.6	—	—	—	—
Tax Effected Strategic Professional Fees	2.6	—	—	—	—

Adjusted Net Income	$66.8	$91.1	$100.8	$110.9	$121.6

Adjusted Net Income % Margin	6.5%	7.6%	8.0%	8.4%	8.9%

  Everest Transaction—Combined Company

        The following pro forma financial forecasts were prepared by the Company's management based on the Company's stand-alone financial forecasts, Everest's management's financial forecasts of Everest's performance (as adjusted by the Company's management) and the Company's management's forecasted synergies based on its due diligence and analysis for the purpose of evaluating the prospect of a combined Company following the consummation of the Everest Transaction and the Company Tender Offer. The pro forma financial forecasts assume the consummation of the Everest Transaction and the Company Tender Offer prior to fiscal year end 2013.

Combined Company Pro Forma Financial Forecasts

($ in millions)

Income Statement	FY2013E	FY2014P	FY2015P	FY2016P	FY2017P
Sales	$1,922	$2,182	$2,320	$2,529	$2,763
% Growth	—	13.5%	6.3%	9.0%	9.3%
Gross Profit	$1,144	$1,347	$1,454	$1,598	$1,767
% Margin	59.5%	61.7%	62.7%	63.2%	63.9%
Adjusted EBITDA(1)	$200	$270	$337	$400	$480
% Margin	10.4%	12.4%	14.5%	15.8%	17.4%

(1)
Non-recurring expenses include one-time EBITDA adjustments, management fees, severance / restructuring expenses, one-time legal/consulting fees and other one-time items.

        EBITDA is a non-GAAP financial measure calculated by the Company defined as Net Income, plus Interest, Taxes, and Depreciation and Amortization. Adjusted EBITDA is defined as EBITDA, further adjusted for other nonrecurring costs such as Asset Impairment and Strategic Professional Fees. Although Adjusted EBITDA is not a financial measure regularly utilized by the Company's management in its evaluation of the Company's performance, such financial measure was utilized by the Company and its advisors in connection with the analysis of the Offer Price as discussed in greater detail below under "Opinion of Financial Advisors to the Board"). Set forth below is a reconciliation of Adjusted EBITDA (non-GAAP) and Adjusted EBIT (non-GAAP) to Net Income (GAAP), the closest comparable GAAP measure.

Combined Company Pro Forma EBITDA/Adjusted EBITDA Reconciliation

($ in millions)

	FY2013E	FY2014P	FY2015P	FY2016P	FY2017P
Net Income	$55	$96	$124	$176	$224
Provision for Income Taxes	34	60	78	110	140
Interest Income, net	36	35	33	33	33
Depreciation and Amortization	70	75	77	81	84
EBITDA	195	265	312	400	480

Asset Impairment	1	—	—	—	—
Implementation Costs	—	5	—	—	—
Earnout Expense	—	—	25	—	—
Strategic Professional Fees	4	—	—	—	—

Adjusted EBITDA	200	270	337	400	480

        The internal forecasts were derived from the Company's strategic planning process and in the case of the forecasts entitled "Everest Transaction—Combined Company—Combined Company Pro Forma Financial Information," information obtained from Everest's management (as adjusted by the Company's management) in connection with the Company's due diligence of the Everest Transaction. The internal forecasts set forth above were not prepared with a view to public disclosure and are being included in the Statement only because such information was provided to the Board, the Company's financial advisors and in the case of the forecasts set forth under the heading "Stand-Alone Company", MW. The forecasts were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The forecasts do not purport to present results in accordance with U.S. generally accepted accounting principles, and the Company's registered public accounting firm has not examined, compiled or otherwise applied procedures to the forecasts and accordingly assumes no responsibility for them. The forecasts have been prepared by, and are solely the responsibility of, management of the Company. The inclusion of the internal forecasts in the Statement should not be regarded as an indication that such forecasts would necessarily be predictive of actual future results, and the forecasts should not be relied upon as such. No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information contained in the forecasts. Although presented with numerical specificity, the forecasts are not fact and reflect numerous assumptions and estimates as to future events made by the Company's management and other factors such as general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company's business, including, among others: current credit crisis and economic downturn; changes in consumer demand; changes in consumer fashion taste; changes in business strategies and decisions; changes in shopping mall traffic and shopping patterns; timing of openings for new shopping malls or the Company's stores; changes in fashion trends; weather; the effects of the announcement of the Second Amended Offer, including the potential loss of employees, deterioration of the Company's business relationships with suppliers, landlords and other persons, all of which are difficult to predict and many of which are beyond the control of the Company's management. In addition, the forecasts do not take into account any circumstances or events occurring after the date that they were prepared and accordingly, do not give effect to the Company's operations or strategy that may be implemented after the consummation of the Second Amended Offer and the Merger. Accordingly, there can be no assurance that the forecasts will be realized, and actual results may differ from those reflected in the forecasts. The Company does not intend to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. The forecasts are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in the Company's filings with the SEC including its Annual Report on Form 10-K for the year ended February 2, 2013, and its Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2013.

        In addition, the Company has terminated the Everest Transaction and the Company Tender Offer in connection with the Company's execution and delivery of the Merger Agreement. Accordingly, in light of such termination, in addition to the inherent uncertainty of the financial forecasts described above, the financial forecasts included under the heading "Everest Transaction—Combined Company" are not capable of being achieved, even if the Second Amended Offer and the Merger are not consummated and the Company were to continue as an independent, stand-alone company.

In light of the foregoing, stockholders of the Company are cautioned not to place undue reliance on the forecasts included in the Statement.

Everest Membership Interest Purchase Agreement

        On February 13, 2014, in connection with the Everest Transaction, the Company entered into the Everest Purchase Agreement, pursuant to which the Company agreed to purchase from Everest Topco all of the outstanding limited liability company interests of Everest Holdings. Everest Holdings is a holding company for the Eddie Bauer brand and its related businesses and operations. The aggregate consideration payable by the Company under the Everest Purchase Agreement was (i) $545 million in cash and five million Shares payable upon the closing under the Everest Purchase Agreement; provided that in no event will the Shares to be issued to the Seller exceed 19.9% of the Company's issued and outstanding Shares prior to such issuance, giving pro forma effect to repurchases made pursuant to the proposed Company Tender Offer, if any (and for every Share less than five million Shares that the Seller actually receives as a result of such adjustment, the Seller will receive an additional $56.00 in cash), and (ii) up to an additional $50 million in cash consideration, the payment of which is dependent upon Everest Holdings meeting targeted levels of EBITDA (as defined in the Everest Purchase Agreement) for Everest Holdings' fiscal year ending on January 3, 2015. The purchase price was subject to certain adjustments based on the amount of working capital, cash, indebtedness and transaction expenses of Everest Holdings as of closing. The Everest Transaction was subject to the satisfaction of various closing conditions described in the Everest Purchase Agreement. Consummation of the Everest Transaction was not subject to a financing condition. The Everest Purchase Agreement contained representations and warranties and covenants customary for a transaction of this nature, and related indemnification obligations.

        The Everest Purchase Agreement contained certain termination rights for both the Company and Everest Topco, including without limitation the right of the Company to terminate the Everest Purchase Agreement to accept an unsolicited superior proposal (as defined in the Everest Purchase Agreement) from a third party with respect to a change of control (as defined in the Everest Purchase Agreement) of the Company. Upon termination of the Everest Purchase Agreement under specified circumstances, the Company may be required to pay a termination fee. On March 11, 2014, the Company terminated the Everest Purchase Agreement to enter into the Merger Agreement, which the Company's Board determined to be a superior proposal, and in connection with such termination, the Company paid to Everest Topco a termination fee of $48 million and reimbursed certain expenses.

Everest Standstill and Stockholder Agreement

        In connection with the Everest Purchase Agreement, on February 13, 2014, the Company and Everest Topco entered into a Standstill and Stockholder Agreement (the "Standstill and Stockholder Agreement"). Everest Topco agreed, subject to certain exceptions, not to take certain actions with respect to the Company during the period prior to and after the closing of the Everest Transaction. On March 11, 2014, in connection with the termination of the Everest Purchase Agreement, the Standstill and Stockholder agreement also was terminated pursuant to its terms and conditions.

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company's named executive officers that is based on or otherwise relates to the Second Amended Offer, assuming that the Second Amended Offer was consummated on March 31, 2014 and that the named executive officers experienced a qualifying termination on the same day.

Golden Parachute Compensation

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Total ($)
R. Neal Black	3,050,000	4,109,040	7,159,040
Robert B. Hensley	994,900	448,890	1,443,790
Gary M. Merry	965,000	448,890	1,413,890
James W. Thorne	740,000	448,890	1,188,890
David E. Ullman	1,704,475	448,890	2,153,365

(1)
Each named executive officer is party to an employment agreement with the Company. Under the terms of the employment agreement with Mr. Black (as described above in "Item 3. Arrangements with Current Executive Officers and Directors of the Company—Other Potential Severance Benefits for Executive Officers"), in the event that Mr. Black terminates his employment within 90 days following a change in control (which would occur if the Second Amended Offer is consummated in accordance with its terms without a waiver by MW of the Minimum Tender Condition), Mr. Black terminates his employment for good reason or the Company terminates Mr. Black's employment without cause, the Company will be obligated to pay Mr. Black a severance payment of $1,550,000 and, if applicable, any earned but unpaid cash bonus for the last full bonus year in the employment period. Under the terms of the employment agreements with Messrs. Hensley, Merry, Thorne and Ullman (as described above in "Item 3. Arrangements with Current Executive Officers and Directors of the Company—Other Potential Severance Benefits for Executive Officers"), in the event of termination by the Company without cause or by the executive for good reason, the executive will receive a payment equal to the executive's monthly base salary as in effect on the date of termination multiplied by a number of months (for Mr. Ullman: 18 months; for Mr. Hensley, Mr. Merry and Mr. Thorne: 12 months) and any non-equity incentive compensation which may have been earned through the date of termination. These severance payments are not varied based upon whether the termination occurs in connection with a change in control. Pursuant to the Company Transaction Retention Plan, the Company will pay each Executive Officer a Retention Payment in connection with the consummation of the Second Amended Offer (as described above in "Item 3.

  Arrangements with Current Executive Officers and Directors of the Company—Company Transaction Retention Plan").

(2)
The amounts in this column are calculated assuming that all earned, but unvested performance restricted stock units will vest on the date of the change in control based on actual achievement of performance goals. The amounts in this column also assume that all granted performance restricted stock units related to a performance period which has not yet been evaluated will also vest on the date of the change in control, assuming maximum performance. These amounts are based on an assumed change in control occurring on March 31, 2014 using the Offer Price of $65.00. These are "single trigger" payments, which would be triggered by a change in control of the Company without regard to whether the executive's employment is also terminated.

Narrative to Golden Parachute Compensation Table

        Each of the named executive officers holds unvested restricted stock units under the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan. The equity treatment set forth in the table reflects the Merger Agreement provisions governing the treatment of such compensation. Each of the named executive officers is also a party to an employment agreement, under which the named executive officer would become entitled to a cash termination payment and other payments upon a qualifying termination. For more information relating to these arrangements, see "Item 3. Past Contracts, Transactions, Negotiations and Agreements" (which is incorporated into this Item 8 by reference).

State Anti-Takeover Laws—Delaware Business Combination Statute

        The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a "business combination" (which is defined to include a variety of transactions, including mergers such as the Merger) with an "interested stockholder" for a period of three years following the time such person became an interested stockholder unless:

  •
  prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

        For purposes of Section 203 of the DGCL, the term "interested stockholder" generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15 percent or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

        Neither the Company's Amended Certificate of Incorporation nor Amended and Restated Bylaws exclude the Company from the coverage of Section 203 of the DGCL. MW's acquisition of 15 percent or more of the Shares pursuant to the Second Amended Offer has been approved by the Board, so Section 203 of the DGCL will not prohibit consummation of the Merger (or any other business combination with MW).

State Anti-Takeover Laws—Other

        A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. Offeror has stated in its Second Amended Offer that it has not evaluated whether any of these laws will, by their terms, apply to the offer or any merger or business combination between MW or any of its affiliates and the Company and has not made efforts to comply with state takeover statutes in connection with the Second Amended Offer. In the event that it is asserted that one or more state takeover statutes apply to the Second Amended Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Second Amended Offer, as applicable, Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Second Amended Offer, Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Second Amended Offer or be delayed in consummating the Second Amended Offer. In such case, according to the Second Amended Offer, Offeror may not be obligated to accept for payment, or pay for, any Shares tendered in the Second Amended Offer.

        Under the Merger Agreement, if any state takeover law becomes applicable to the Second Amended Offer, the Merger or the other transactions contemplated thereby, the Company and the Board will grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Second Amended Offer. However, if Offeror purchases Shares in the Second Amended Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The "fair value" could be greater than, less than or the same as the Merger Consideration.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

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  by the later of the consummation of the Offer and April 9, 2014, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

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  not tender their Shares in the Offer; and

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  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

        All written demands for appraisal should be addressed to The Men's Wearhouse, Inc. 6380 Rogerdale Road, Houston, Texas 77072 attention: Vice President—Corporate Compliance. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Neither MW nor the Company anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Merger Consideration.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

        If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Solicitation/Recommendation Statement.

Rights Agreement

        On September 5, 2007, the Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding Share. The dividend was paid on September 20, 2007 (the "Rights Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at a price of $200 per one one-hundredth of a Preferred Share (the "Rights Purchase Price"), subject to adjustment and amendment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Share. The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 6, 2007, entered into between the Company and Continental Stock Transfer & Trust Company, as rights agent (the "Rights Agent") (as amended by Amendment No. 1 (as defined below), (the "Rights Agreement")).

        On January 3, 2014 (the "First Rights Agreement Amendment Date"), the Rights Agreement was modified, pursuant to Amendment No. 1 to Rights Agreement ("Amendment No. 1"), to, among other things: (i) decrease from 20% to 10% the beneficial ownership threshold by which any person or entity (together with all affiliates and associates of such person or entity) becomes an Acquiring Person (as defined below) as contemplated by the Rights Agreement (subject to certain exceptions as set forth therein); (ii) include provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares in the definition of securities which a person or entity would be deemed to beneficially own; (iii) increase the Rights Purchase Price to $250; and (iv) allow the Board to redeem the Rights for any reason at any time prior to the close of business on the Distribution Date (as defined below).

        On February 13, 2014, the Rights Agreement was modified, pursuant to Amendment No. 2 to Rights Agreement ("Amendment No. 2"), to, among other things provide that neither Everest Topco nor any of its associates or affiliates ("Everest") shall become an Acquiring Person (as defined in the Rights Agreement), and that a Shares Acquisition Date (as defined in the Rights Agreement) shall not be deemed to occur, as a result of the authorization, execution, delivery or performance of the Everest Purchase Agreement or the consummation of the Everest Transaction, or the entry into Amendment No. 2, or the announcement of any of the foregoing, and Everest shall not become an Acquiring Person unless and until Everest shall acquire beneficial ownership of additional Shares such that it becomes the beneficial owner of the percentage of the Shares that is greater (by more than one percent of the outstanding Shares) than (A) the percentage of the Shares outstanding as to which Everest shall have beneficial ownership as of immediately after the consummation of transactions contemplated by the Everest Purchase Agreement, including the Company Tender Offer or (y) such lesser percentage as to which Everest has beneficial ownership following any transfer of the Company's securities by Everest after the Everest Closing Date; provided, however, that such provisions shall pertain only until the first time, following the Everest Closing Date, as Everest has beneficial ownership of less than 9% of the Shares then outstanding. Amendment No. 2 also amends the Rights Agreement with respect to Everest and FMR LLC and any other person that beneficially owned between 10% and 20% of the Shares outstanding on January 3, 2014 to clarify the scope of the definition of "Acquiring Person" as it applies to such persons in the event that the Company purchases Shares, whether through an issuer tender offer or otherwise.

        On March 11, 2014, prior to the execution of the Merger Agreement, the Board approved an amendment ("Amendment No. 3") to the Rights Agreement. Amendment No. 3 renders the Rights Agreement inapplicable to the Second Amended Offer, the Merger and the Merger Agreement and the transactions contemplated thereby. Specifically, Amendment No. 3, among other matters, provides that none of (i) the approval, execution, delivery, performance, consummation or public announcement of the Merger Agreement, (ii) the approval, commencement, consummation or public announcement of the Second Amended Offer or Merger or (iii) the approval, execution, delivery, performance, commencement, consummation or public announcement of any of the other transactions contemplated by the Merger Agreement will result in either MW or Offeror being deemed an Acquiring Person (as such term is defined in the Rights Agreement) or give rise to any event that would result in the occurrence of a Shares Acquisition Date or a Distribution Date (as those terms are defined in the Rights Agreement). Amendment No. 3 also provides that the Rights Agreement shall expire and terminate immediately prior to the Effective Time in accordance with the terms of the Merger Agreement.

        The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 set forth as Exhibits (e)(2), (e)(66), (e)(67) and (e)(70) hereto, respectively.

United States Antitrust Clearance

        Under the HSR Act and the rules that have been promulgated thereunder by the FTC and the Antitrust Division of the U.S. Department of Justice (the "DOJ"), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. According to the Schedule TO, MW filed a Notification and Report Form with respect to the Offer with the FTC and the DOJ on January 13, 2014.

        The Company is required to submit a responsive Notification and Report Form with the FTC and the DOJ within 10 calendar days of such filing. On January 23, 2014, the Company submitted a responsive Notification and Report Form with the FTC and the DOJ.

        On February 12, 2014, the Company received a Civil Investigative Demand and a Subpoena Duces Tecum from the FTC seeking additional information regarding the Company's operations and detailed information on competitive dynamics in the markets in which it competes with MW. The Company understands that MW received on January 28, 2014 a Request for Additional Information and Documentary Material (a "Second Request") from the FTC relating to the Offer. The Company also understands that MW entered into an agreement modifying the Second Request, pursuant to which, MW agreed not to consummate the acquisition of the Company until the earlier of (i) 30 days following substantial compliance with the Second Request or (ii) written notice from the FTC closing the investigation. Thereafter, the transaction only can be further delayed by court order or agreement of MW and the FTC. The Company will continue to work closely and cooperatively with the FTC as it conducts its review of the Offer.

        As a result of the Second Request, the Second Amended Offer may, but need not, be extended.

        At any time before or after the consummation of the Second Amended Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Second Amended Offer or seeking actions under the antitrust laws to enjoin consummation of the Second Amended Offer. Private parties who may be adversely affected by the Second Amended Offer and transactions proposed to be consummated in connection therewith and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Second Amended Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

Litigation

        On January 13, 2014, Eminence, a purported Company stockholder, filed a complaint against certain of the Company's officers and directors (collectively, "Directors" or "Director Defendants"), and the Company (collectively, "Defendants"), in the Delaware Court of Chancery, captioned Eminence

Capital, LLC v. Robert N. Wildrick, et al., C.A. No. 9241—VCL. The complaint alleges that Defendants breached their fiduciary duties in connection with MW's Offer. Specifically, the complaint alleges that the Director Defendants violated their fiduciary duties by allegedly refusing to consider MW's Offer, refusing to engage in any discussions with MW about the Offer, amending the Rights Agreement, and preparing to launch an imminent acquisition of a company misaligned with the Company's core business. In its complaint, Eminence asks the court to: (i) issue a declaration that the Directors breached their fiduciary duties of loyalty and due care; (ii) preliminarily and permanently enjoin the Directors from committing any further breaches of their fiduciary duties; (iii) enjoin the Defendants from entering into any agreement on behalf of the Company to acquire another company or other material assets; (iv) award money damages arising from the Directors' alleged breaches of their fiduciary duties; and (v) grant such other relief as the Court deems just and proper.

        On February 4, 2014, Eminence filed an amended complaint that purports to raise both direct claims against the Director Defendants, as well as derivative claims on behalf of the Company (the "Amended Eminence Complaint"). In addition to the allegations described above, the Amended Eminence Complaint, among other things, alleges that the Director Defendants breached their fiduciary duties by purportedly failing to disclose all material facts in their recommendation with respect to the Offer. In addition to the requests mentioned above, with the exception of the request of the court to enjoin the Director Defendants from entering into any agreement on behalf of the Company to acquire another Company or other material assets, which was deleted, the Amended Eminence Complaint also asks the court to: (i) order the Director Defendants to rescind the Rights Agreement; (ii) declare rejecting the Offer to be a breach of the Director Defendants' fiduciary duties of loyalty, due care, and/or disclosure; (iii) declare that the Director Defendants breached their fiduciary duties by adopting improper defensive measures; and (iv) preliminarily and permanently enjoin the Director Defendants from accomplishing a business combination with Eddie Bauer, and/or rescinding any such combination.

        On February 21, 2014, Eminence filed a motion for leave to file a second amended complaint that purported to raise both direct claims against the Director Defendants, as well as derivative claims on behalf of the Company (the "Second Amended Eminence Complaint"), together with a motion for expedited proceedings. In addition to the allegations described above, the Second Amended Eminence Complaint, among other things, alleges that the Director Defendants breached their fiduciary duties by purportedly failing to disclose all material facts with respect to the Everest Transaction. In addition to the requests mentioned above, with the exception of modifying the request of the court to order the Director Defendants to redeem, rather than rescind, the Rights Agreement, the Second Amended Eminence Complaint also asks the court to issue a declaration that the Directors breached their fiduciary duties of loyalty, due care and/or disclosure with respect to the Everest Transaction.

        The Company filed a motion to dismiss the initial complaint filed by Eminence, an answer and affirmative defenses to the Amended Eminence Complaint and a motion for judgment on the pleadings seeking dismissal of the Amended Eminence Complaint. On March 13, 2013, Eminence and the Company jointly filed a stipulation of dismissal and the action was dismissed with prejudice.

        The foregoing description is qualified in its entirety by reference to the initial complaint filed by Eminence, filed as Exhibit (a)(6) herewith, the Amended Eminence Complaint, filed as Exhibit (a)(9) herewith, the Second Amended Eminence Complaint, filed as Exhibit (a)(14) herewith and the stipulation of dismissal filed as Exhibit (a)(20) herewith.

        On January 29, 2014, State-Boston Retirement System ("Boston"), a purported Company stockholder, filed a purported class action complaint against the Company's directors (the "Boston Defendants") in the Delaware Court of Chancery, captioned State-Boston Retirement System v. Wildrick, et al., C.A. No. 9291. In its complaint, Boston asks the court to: (i) certify a purported class action lawsuit, designating Boston and Boston's counsel as representatives of the purported class; (ii) declare that the Boston Defendants breached their fiduciary duties of loyalty and care to the

Company; (iii) enjoin the Boston Defendants from committing any further purported fiduciary duty breaches; (iv) enjoin the effectuation of the Company's Rights Agreement, forcing the Board to redeem or invalidate the Rights Agreement; (v) enjoin the Boston Defendants from entering into any agreement on behalf of the Company to acquire another company or material assets; (vi) award Boston costs, expenses and disbursements of the Boston Action, including attorneys' and experts' fees and, if applicable, pre-judgment and post-judgment interest; and (v) award Boston and the purported class such other relief as the court deems just, equitable, and proper.

        On March 4, 2014, Boston filed a motion for leave to file a second amended complaint that purports to raise direct claims against the Boston Defendants (the "Amended Boston Complaint"). In addition to the allegations described above, the Amended Boston Complaint, among other things, alleges that the Boston Defendants breached their fiduciary duties by moving forward with the Everest Transaction while failing to give good-faith consideration of the First Amended Offer. In addition to the requests mentioned above, the Amended Boston Complaint asks the court to (i) determine that the action is a proper derivative action and to excuse demand, and (ii) enjoin the Company from consummating the Everest Transaction.

        The Company and the Board believe that the claims lack merit and intend to vigorously defend against such claims.

        The foregoing description is qualified in its entirety by reference to the initial complaint, filed as Exhibit (a)(7) herewith and the Amended Boston Complaint, filed as Exhibit (a)(18) herewith.

        On February 24, 2014, MW filed a complaint against the Director Defendants, as well the Company, Everest Holdings LLC, Everest Topco LLC and Golden Gate Private Equity, Inc. (collectively, "Defendants") in the Delaware Court of Chancery, captioned The Men's Wearhouse Inc. v. Robert N. Wildrick et al. C.A. No. 9893, together with a motion for expedited proceedings and a motion for preliminary injunction. In its complaint, MW asks the court to: (i) declare that the Defendants breached their fiduciary duties of loyalty and care to the Company's stockholders; (ii) enjoin the Defendants from proceeding with the Eddie Bauer recapitalization transaction; (iii) enjoin the Company Tender Offer; (iv) enjoin any newly issued shares by the Company to be voted at the annual stockholder meeting; (v) enjoin the Defendants from expanding the Board in response to the Offer; (vi) order the Defendants to rescind or invalidate the Company's shareholder rights plan; (vii) enjoin the Defendants from interfering with the Company's stockholders' opportunity to choose whether to tender their shares pursuant to the Offer; (viii) enjoin the Defendants from committing any further purported fiduciary duty breaches by refusing to engage in negotiations with MW; (ix) enjoin Golden Gate and the Company from aiding and abetting any breaches of fiduciary duties of care and loyalty by the Defendants; (x) award MW money damages in an amount to be proven at trial, including pre-judgment and post-judgment interest thereon; and (xi) grant such other relief as the court deems just, equitable, and proper.

        On February 25, 2014, counsel for MW and the Defendants participated in a telephonic hearing with the Hon. J. Travis Laster in the Delaware Court of Chancery, in connection with the case captioned The Men's Wearhouse Inc. v. Robert N. Wildrick et al. C.A. No. 9893, to resolve motions brought by MW for a temporary restraining order and expedited discovery proceedings. Vice Chancellor Laster did not grant MW's motion for a temporary restraining order, on mootness grounds, and granted MW's motion for expedited discovery proceedings. Defendants agreed to provide notice of any closing of the Everest Transaction at least 10 calendar days in advance. Vice Chancellor Laster set a preliminary injunction hearing on the Everest Transaction for March 25, 2014.

        Also on February 28, 2014, counsel for MW and the defendants participated in a telephonic hearing with the Hon. J. Travis Laster in the Delaware Court of Chancery, in connection with the case captioned The Men's Wearhouse Inc. v. Robert N. Wildrick et al. C.A. No. 9893, to resolve MW's motion for a protective order and the Company's motion to compel discovery. Vice Chancellor Laster granted MW's motion for a protective order and denied the Company's motion to compel, ruling that extensive discovery of MW was not appropriate.

        On March 13, 2013, the Court granted MW's unopposed motion for order of dismissal and dismissed the action with prejudice.

        The foregoing description is qualified in its entirety by reference to the initial complaint filed by MW, filed as Exhibit (a)(16) herewith and the motion for an order for dismissal filed as Exhibit (a)(21) herewith.

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Statement contains forward-looking statements that are based on currently available information and current expectations, estimates, forecasts and projections about Jos. A. Bank Clothiers, Inc.'s business. The forward looking statements include assumptions about our operations, such as cost controls, market conditions, liquidity and financial condition. Risks and uncertainties that may affect our business or future financial results include, among others, risks associated with domestic and international economic activity, weather, public health and other factors affecting consumer spending (including negative changes to consumer confidence and other recessionary pressures), higher energy and security costs, the successful implementation of our growth strategy (including our ability to finance our expansion plans), the mix and pricing of goods sold, the effectiveness and profitability of new concepts, the market price of key raw materials (such as wool and cotton) and other production inputs (such as labor costs), seasonality, merchandise trends and changing consumer preferences, the effectiveness of our marketing programs (including compliance with relevant legal requirements), the availability of suitable lease sites for new stores, doing business on an international basis, the ability to source product from our global supplier base, legal and regulatory matters and other competitive factors. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A, "Risk Factors," in Jos. A. Bank's Annual Report on Form 10-K for the fiscal year ended February 2, 2013, Jos. A. Bank's Quarterly Report on Form 10-Q for the quarter ended May 4, 2013, Jos. A. Bank's Quarterly Report on Form 10-Q for the quarter ended August 3, 2013, Jos. A. Bank's Quarterly Report on Form 10-Q for the quarter ended November 2, 2013, and other reports filed by Jos. A. Bank with the Securities and Exchange Commission (SEC). Please read the "Risk Factors" and other cautionary statements contained in these filings. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise, except to the extent required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9. As a result of these risks and others, actual results could vary significantly from those anticipated in this Statement, and our financial condition and results of operations could be materially adversely affected.

Item 9.    Exhibits

Exhibit No.		Description
(a)(1)		Press release issued by the Company on November 26, 2013 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on November 26, 2013).

(a)(2)		Press release issued by the Company on December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on December 23, 2013).

(a)(3)		Press release issued by the Company on January 6, 2014 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed January 6, 2014).

(a)(4)	*	Press release issued by the Company on January 17, 2013.

(a)(5)	*	Letter to the Company's Stockholders.

(a)(6)	*	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on January 13, 2014.

(a)(7)	*	Complaint in State-Boston Retirement System v. Wildrick, et al., filed by Boston in the Court of Chancery of the State of Delaware on January 29, 2014.

(a)(8)	*	Press release issued by the Company on February 2, 2014.

Exhibit No.		Description
(a)(9)	*	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on February 4, 2014.

(a)(10)		Press release regarding the Everest Transaction issued by the Company on February 14, 2014 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, dated February 14, 2014).

(a)(11)		Investor Presentation, dated February 14, 2014 (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, dated February 14, 2014).

(a)(12)		Press release regarding Company earnings update issued by the Company on February 14, 2014 (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K, dated February 14, 2014).

(a)(13)		Press Release, dated February 19, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by the Company on February 19, 2014).

(a)(14)	*	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on February 21, 2014.

(a)(15)		Press release issued by the Company on February 24, 2014 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, dated February 24, 2014).

(a)(16)	*	Complaint in The Men's Wearhouse Inc. v. Robert N. Wildrick et al., filed by The Men's Wearhouse in the Court of Chancery of the State of Delaware on February 24, 2014.

(a)(17)	*	Press Release issued by the Company on February 27, 2014.

(a)(18)	*	Complaint in State-Boston Retirement System v. Wildrick, et al., filed by Boston in the Court of Chancery of the State of Delaware on March 4, 2014.

(a)(19)	*	Joint press release issued by the Company and The Men's Wearhouse, Inc. on March 11, 2014 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed March 11, 2014).

(a)(20)	*	Stipulation of Dismissal in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on March 13, 2014.

(a)(21)		Motion for Order of Dismissal in The Men's Wearhouse Inc. v. Robert N. Wildrick et al., filed by The Men's Wearhouse in the Court of Chancery of the State of Delaware on March 13, 2014.

(e)(1)	*	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A, filed on May 17, 2013.

(e)(2)		The Company's 2007 Rights Agreement (incorporated by reference to the Company's Current Report on Form 8-K, dated September 6, 2007).

(e)(3)		The Company's 1994 Incentive Plan (incorporated by reference to the Company's Registration Statement on Form S-1, filed on May 3, 1994).

(e)(4)		Amendments, dated as of October 6, 1997, to the Company's 1994 Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1998).

(e)(5)		Summary of the Company's 2012 and 2013 Cash and Equity Incentive Programs (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended February 2, 2013).

Exhibit No.	Description
(e)(6)	Amended and Restated Employment Agreement, dated as of May 15, 2002, between David E. Ullman and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

(e)(7)	Fifth Amendment, dated as of April 9, 2008, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 2, 2008).

(e)(8)	Sixth Amendment, dated as of April 7, 2009, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(9)	Seventh Amendment, dated as of March 30, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(10)	Eighth Amendment, dated as of December 28, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company's Current Report on Form 8-K, dated December 28, 2010).

(e)(11)	Ninth Amendment, dated as of March 29, 2011, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(12)	Tenth Amendment, dated as of March 27, 2012, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(13)	Eleventh Amendment, dated as of April 2, 2013, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to Exhibit 10.3(g) to the Company's Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(14)	The Company's Nonqualified Deferred Compensation Trust Agreement, dated January 20, 2004 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2005).

(e)(15)	Employment Agreement, dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(16)	First Amendment, dated as of March 30, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(17)	Second Amendment, dated as of December 28, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company's Current Report on Form 8-K, dated December 28, 2010).

Exhibit No.	Description
(e)(18)	Third Amendment, dated as of March 29, 2011, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(19)	Fourth Amendment, dated as of March 27, 2012, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(20)	Fifth Amendment, dated as of April 2, 2013, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to Exhibit 10.5(e) to the Company's Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(21)	Amended and Restated Employment Agreement, dated May 15, 2002, by and between Charles D. Frazer and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

(e)(22)	Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company's Current Report on Form 8-K, dated September 9, 2008).

(e)(23)	First Amendment, dated as of November 30, 2010, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended October 30, 2010).

(e)(24)	Second Amendment, dated as of April 2, 2013, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to Exhibit 10.7(d) to the Company's Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(25)	Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended October 30, 1999).

(e)(26)	First Amendment, dated as of January 1, 2000, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1998).

(e)(27)	Fourth Amendment, dated as of May 28, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

(e)(28)	Ninth Amendment, dated as of April 9, 2008, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 2, 2008).

Exhibit No.	Description
(e)(29)	Tenth Amendment, dated as of April 7, 2009, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(30)	Eleventh Amendment, dated as of March 30, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(31)	Twelfth Amendment, dated as of December 28, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company's Current Report on Form 8-K, dated December 28, 2010).

(e)(32)	Thirteenth Amendment, dated as of March 29, 2011, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(33)	Fourteenth Amendment, dated as of March 27, 2012, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(34)	Fifteenth Amendment, dated as of April 2, 2013, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to Exhibit 10.8(i) to the Company's Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(35)	Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2010).

(e)(36)	First Amendment, dated as of April 2, 2013 to Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by reference to Exhibit 10.9 (a) to the Company's Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(37)	Employment Agreement, dated as of June 3, 2008, between Gary Merry and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2008).

(e)(38)	First Amendment, dated as of April 7, 2009 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(39)	Second Amendment, dated as of March 30, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(40)	Third Amendment, dated as of December 28, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company's Current Report on Form 8-K, dated December 28, 2010).

Exhibit No.	Description
(e)(41)	Fourth Amendment, dated as of March 29, 2011 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(42)	Fifth Amendment, dated as of March 27, 2012 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(43)	Sixth Amendment, dated as of April 2, 2013 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to Exhibit 10.11(f) to the Company's Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(44)	The Company's 2002 Long-Term Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002).

(e)(45)	Form of stock option agreement under the Company's 2002 Long-Term Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K, dated April 7, 2005).

(e)(46)	Collective Bargaining Agreement, dated May 1, 2012, by and between Joseph A. Bank Mfg. Co., Inc. and Mid-Atlantic Regional Joint Board, Local 806 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(47)	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(48)	Indemnification Agreement dated September 1, 2009 between the Company and Robert N. Wildrick (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(49)	Indemnification Agreement dated September 1, 2009 between the Company and Andrew A. Giordano (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(50)	Indemnification Agreement dated September 1, 2009 between the Company and R. Neal Black (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(51)	Indemnification Agreement dated September 1, 2009 between the Company and James H. Ferstl (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(52)	Indemnification Agreement dated September 1, 2009 between the Company and William E. Herron (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(53)	Indemnification Agreement dated September 1, 2009 between the Company and Sidney H. Ritman (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(54)	Indemnification Agreement dated September 1, 2009 between the Company and David E. Ullman (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

Exhibit No.	Description
(e)(55)	Indemnification Agreement dated August 30, 2010 between the Company and Robert Hensley (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(56)	The Company's Executive Management Incentive Plan (incorporated by reference to the Company's Current Report on Form 8-K, dated June 18, 2009).

(e)(57)	Amendment to the Company's Executive Management Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(58)	The Company's 2010 Deferred Compensation Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(59)	The Company's 2010 Equity Incentive Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(60)	The Company's 2010 Equity Incentive Plan—CEO Performance Restricted Stock Unit Award Agreement, dated June 17, 2010, by and between the Company and R. Neal Black (incorporated by reference to the Company's Current Report on Form 8-K, dated June 17, 2010).

(e)(61)	The Company's 2010 Equity Incentive Plan—EVP Performance Restricted Stock Unit Award Agreement (incorporated by reference to the Company's Current Report on Form 8-K, dated June 17, 2010).

(e)(62)	The Company's 2010 Equity Incentive Plan—Non-Employee Director Restricted Stock Unit 2010 Award Agreement (incorporated by reference to the Company's Current Report on Form 8-K, dated June 17, 2010).

(e)(63)	The Company's 2010 Equity Incentive Plan—Non-Employee Director Restricted Stock Unit Annual Award Agreement (incorporated by reference to the Company's Current Report on Form 8-K, dated June 17, 2010).

(e)(64)	The Company's 2010 Equity Incentive Plan—Non-Employee Director Restricted Stock Unit Inaugural Award Agreement (incorporated by reference to the Company's Current Report on Form 8-K, dated June 17, 2010).

(e)(65)	Third Amendment to Consulting Agreement between the Company and Robert N. Wildrick (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated December 20, 2013).

(e)(66)	Amendment No. 1 to the 2007 Rights Agreement, dated January 3, 2014 between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated January 3, 2014).

(e)(67)	Amendment No. 2 to the 2007 Rights Agreement, dated February 13, 2014 between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated February 14, 2014).

(e)(68)	Membership Interest Purchase Agreement, dated as of February 13, 2014, by and among Everest Topco LLC, Everest Holdings LLC and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated February 14, 2014).

Exhibit No.	Description
(e)(69)	Standstill and Stockholder Agreement, dated as of February 13, 2014, by and between the Company and Everest Topco LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 14, 2014).

(e)(70)	Amendment No. 3 to Rights Agreement, dated March 11, 2014, by and between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, dated March 11, 2014).

(e)(71)	Agreement and Plan of Merger, dated as of March 11, 2014, by and among The Men's Wearhouse, Inc., Java Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated March 11, 2014).

*
Previously Filed

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOS. A. BANK CLOTHIERS, INC.
By:	/s/ CHARLES D. FRAZER
	Name:	Charles D. Frazer
	Title:	Senior Vice President—General Counsel

Dated: March 20, 2014

 ANNEX A

[Financo Letterhead]

March 11, 2014

The Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, Maryland 21074

        Jos. A. Bank Clothiers, Inc. (the "Company") is considering entering into an Agreement and Plan of Merger (the "Merger Agreement"), by and among, Men's Wearhouse, Inc. (the "Parent"), Java Corp., a wholly-owned subsidiary of Parent (the "Purchaser") and the Company, concerning the acquisition of the Company by the Purchaser. Financo, LLC ("Financo", "our", "us" or "we") has been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, of the Consideration (as defined below) proposed to be paid to the holders (other than the Purchaser and any of its affiliates) of Shares (as defined below) pursuant to the Merger Agreement.

        Pursuant to the Merger Agreement, the Purchaser will offer (the "Offer") to purchase all outstanding shares of common stock, par value $0.01 per share of the Company (the "Shares"), together with the associated preferred share purchase rights, at a price of $65.00 per share in cash (the "Consideration"). Following the consummation of the offer, the Company will, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, merge with the Purchaser, pursuant to which each Share, other than (i) Shares directly or indirectly owned by Parent, the Purchaser or the Company and (ii) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Consideration (the "Merger" and, together with the Offer, the "Transaction"). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement and related definitive documentation.

        In arriving at our opinion, we have reviewed and analyzed, inter alia (collectively, the "Information"): (1) a draft of the Merger Agreement, dated March 8, 2014; (2) certain publicly available information concerning the Company that we believe to be relevant to our inquiry, including without limitation, research and analyst reports and financial forecasts, the Company's Form 10-K for the year ended February 2, 2013 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (3) certain publicly available information concerning Parent that we believe to be relevant to our inquiry, including without limitation, research analyst reports and financial forecasts, Parent's Annual Report on Form 10-K for the fiscal year ended February 2, 2013 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Parent; (4) certain internal financial and operating information with respect to the past and current business operations, financial condition and prospects of the Company prepared by management of the Company and approved for use by the Company; (5) a comparison of the financial condition and market prices for the Company with other companies that are similar to the Company that we deemed relevant and appropriate, (6) a comparison of certain financial terms of the Transaction with the terms of certain other recent transactions that we deemed relevant; (7) certain projected financial information of the Company prepared by management of the Company and approved for use by the Company; (8) the reported price and trading activity for the Shares and (9) such other financial, strategic and market information that we deemed relevant.

        In addition, we have had discussions with the management and staff of the Company and its advisors concerning the material terms of the Transaction and the Company's businesses, operations, assets, present conditions and future prospects, and undertook such other studies, analyses and investigations as we deemed relevant and appropriate.

        In preparing this opinion, Financo has assumed and relied upon the accuracy and completeness of, and has not independently verified, the Information supplied or otherwise made available to Financo (including without limitation the representations and warranties contained in the Merger Agreement), discussed or reviewed by or for Financo or that is publicly available, and shall not assume any responsibility for, nor make any independent verification of, any of the Information. Financo further relied on the assurances of management and staff of the Company and its advisors that they were unaware of any facts that would make the Information incomplete or misleading. In addition, Financo has, at your direction, assumed and relied upon the reasonableness and accuracy of the Company's financial projections, forecasts and analyses provided to Financo, and has assumed that such projections, forecasts and analyses have been reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. Accordingly, Financo cannot express an opinion or any other form of assurance on, and assumes no responsibility for, the accuracy, completeness or correctness (or, in the case of projections, forecasts and analyses or the assumptions upon which they may be based, the achievability) of the Information. Financo has further assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without waiver, delay or modification, by any party thereto, of any of the material terms or conditions contained in the Merger Agreement, and we have assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the contemplated benefits of the Transaction. Financo has also assumed that the final form of the Merger Agreement will be substantially similar to the draft Merger Agreement presented to us by the Company and reviewed by us. In addition, we were not requested to solicit, and did not solicit, interest from other parties with respect to a sale of the Company or any other similar transaction.

        Financo is acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses, and indemnify us for certain liabilities, arising out of our engagement. In addition, since February 1, 2012, Financo has served as financial advisor to the Company in connection with the Company's evaluation of certain strategic alternatives and selected potential acquisitions of other companies, including without limitation, the Company's proposal to acquire The Men's Wearhouse, Inc. and the Company's proposed acquisition of Everest Holdings LLC, and Financo has received, and may in the future, receive compensation in connection with such matters. During the two year period prior to the date hereof, no other material relationship existed between Financo and its affiliates and the Company or Parent pursuant to which compensation was received by Financo; provided, however, that Financo and its affiliates may in the future provide investment banking and other financial services to the Company, Parent or the Purchaser and their respective affiliates and in the future may receive compensation for the rendering of such services.

        This opinion has been issued and approved by a fairness opinion committee of Financo. This opinion is necessarily based upon economic, market and other conditions and circumstances as they exist and can be evaluated, and information made available to us, as of the date hereof. Although such conditions and circumstances may change, Financo assumes no obligation to update, revise or reaffirm this opinion. We do not express an opinion as to the prices at which the Shares may trade at any time. This opinion is limited to the fairness, from a financial point of view, of the Consideration proposed to be paid to the to the holders (other than the Purchaser and any of its affiliates) of Shares pursuant to the Transaction, and Financo has assumed that there will be no changes to the financial terms of the Transaction after the date hereof. Further, Financo expresses no opinion or view as to any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the form, structure or timing of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction. We do not express any view on, and our opinion does not address, the fairness of the

Consideration or any other term or aspect of the Transactions, to, or any consideration received in connection therewith by, the Purchaser and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Transaction or otherwise. Furthermore, our opinion does not address the Company's underlying business decision with respect to the Transaction, and our opinion does not address the relative merits of the Transaction as compared to any alternative transactions that might be available to the Company.

        In arriving at our opinion, Financo has not conducted an inspection of the properties and facilities of the Company, Parent or any of their respective subsidiaries, and has not reviewed any of the books and records of the Company, Parent or their respective subsidiaries, except as described herein. Financo has not made any independent evaluation or appraisal of the assets or liabilities of the Company, Parent or their respective subsidiaries (including any contingent, derivative or other off-balance-sheet assets and liabilities) nor obtained any evaluations or appraisals from a third party of the assets or liabilities of the Company, Parent or their respective subsidiaries. Furthermore, we have not considered any tax, accounting or legal effects of the Transaction on any person or entity, as we understand the Company has received such advice as it deems necessary from qualified professionals. Financo has not subjected the Information to either (i) any independent review by Financo or a third party of any kind or (ii) an audit in accordance with generally accepted accounting attestation standards or the Statement on Standards for Prospective Financial Information issued by the American Institute of Certified Public Accountants. Further, the preparation of this opinion did not include a detailed review of any of the Company's transactions, and cannot be expected to identify errors, irregularities or illegal acts, including fraud or defalcations, that may exist. We have not evaluated the solvency or fair value of the Company, Parent or the Purchaser, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

        This opinion is solely for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction and may not be used or relied upon by the Board for any other purpose or by any other person or third party (including any stockholder of the Company) for any purpose. This opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders (other than the Purchaser and any of its affiliates) of Shares pursuant to the Transaction is fair from a financial point of view to such holders.

Very truly yours,
/s/ Financo, LLC

 ANNEX B

[Goldman, Sachs & Co. Letterhead]

PERSONAL AND CONFIDENTIAL

March 11, 2014

Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074

Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than The Men's Wearhouse, Inc. ("MW") and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Jos. A. Bank Clothiers, Inc. (the "Company") of the $65.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of March 11, 2014 (the "Agreement"), by and among MW, Java Corp., a wholly owned subsidiary of MW ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $65.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share, other than (i) Shares directly or indirectly owned by MW, Acquisition Sub or the Company and (ii) Dissenting Shares (as defined in the Agreement), will be converted into the right to be paid $65.00 in cash.

        Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, MW, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction") for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including a transaction fee payable upon consummation of the Transaction or certain other transactions. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided from time to time certain investment banking services to the Company and its affiliates for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Company in connection with its agreement to purchase all of the outstanding limited liability company interests of Everest Holdings LLC (the "Eddie Bauer Transaction") announced February 2014, and in connection with such acquisition, committed to provide the Company a senior secured credit facility and a bridge loan and to serve as initial purchaser for the Company's senior notes offering, and acting as dealer manager with respect to the Company's self-tender offer for Shares, in an amount of up to $300,000,000 (the "Self-Tender"), launched February 2014. We may also in the future provide investment banking services to the Company, MW and their respective affiliates for which our Investment Banking Division may receive compensation.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended February 2, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company that assume the consummation of the Eddie Bauer Transaction and the Self-Tender for Shares, in an amount of $300,000,000, as prepared by the management of the Company and approved for our use by the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty retail industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, the Eddie Bauer Transaction or the Self-Tender for Shares, or the relative merits of the Transaction as compared to the Eddie Bauer Transaction and the Self-Tender for Shares or any other strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company. This opinion addresses only the fairness from a financial point of view to the holders (other than MW and its affiliates) of Shares, as of the date hereof, of the $65.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the $65.00 in cash per Share to be paid to the holders (other than MW and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or MW or the ability of the Company or MW to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $65.00 in cash per Share to be paid to the holders (other than MW and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.

 ANNEX C

DELAWARE GENERAL CORPORATION LAW

Section 262 Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

QuickLinks

  Item 1. Subject Company Information
  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
Unvested Performance RSUs Subject to Complete Performance Periods
Unvested Performance RSUs Subject to Incomplete Performance Periods
  Item 4. The Solicitation or Recommendation
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
Golden Parachute Compensation
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
  Item 9. Exhibits
SIGNATURE
  ANNEX A
  ANNEX B
  ANNEX C
DELAWARE GENERAL CORPORATION LAW